EXHIBIT 99.1

PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

7th Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing 102299

People’s Republic of China

+86 10-6597-8118

November 8, 2023

Dear China Liberal Education Holdings Limited Shareholders:

You are cordially invited to an annual general meeting of shareholders of China Liberal Education Holdings Limited (“China Liberal” or the “Company”) to be held on November 30, at 9:30 a.m., China Standard Time, at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China. At the meeting, you will be asked to vote on the important matters described in detail in the notice of annual general meeting of shareholders and the proxy statement accompanying this letter.

The Meeting and any or all adjournments thereof will be held for the following purposes:

 (1) to approve the re-election of Ngai Ngai Lam as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam”);

(2) to approve the re-election of Fangzhong Sun as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”);

(3) to approve the re-election of Ngo Yin Tsang as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”);

(4) to approve the re-election of Xinyu Deng as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”);

(5) to approve the re-election of Wandong Chen as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Wandong Chen”, together with the Re-election of Ngai Ngai Lam, the Re-election of Fangzhong Sun, the Re-election of Ngo Yin Tsang and the Re-election of Xinyu Deng, the “Director Re-election”, and the proposal to approve the Director Re-election, the “Director Re-election Proposals”);

(6) to adopt the Company’s annual accounts for the fiscal year ended December 31, 2022 (“Adoption of Annual Accounts” and the proposal, the “Annual Accounts Proposal”);

(7) to approve the increase of the Company’ s authorized share capital, effective immediately, from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$7,500,000 divided into 7,500,000,000 ordinary shares of par value US$0.001 each by the creation of an additional 7,450,000,000 unissued ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Increase of Share Capital” and the proposal, the “Share Capital Increase Proposal”);

(8) subject to approval by the shareholders of Proposal No. 7 (the Increase of Share Capital), to approve by a special resolution that a second amended and restated memorandum and articles of association reflecting the increased authorized share capital (in the form set out in Annex B) be adopted as the memorandum and articles of association of the Company with immediate effect, in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Second Amendment of M&A” and the proposal, the “Increase of Share Capital M&A Amendment Proposal”);

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(9) to approve that every 15 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.015 each (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”), with such Share Consolidation to be effective on any date prior to  March 25, 2024 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”);

(10) subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation),  to approve by a special resolution that a third amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex C) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Third Amendment of M&A” and the proposal, the “Share Consolidation M&A Amendment Proposal”); and

(11) to approve and adopt the 2023 Share Incentive Plan of the Company, the form of which is annexed hereto as Annex D (the “Adoption of Incentive Plan” and the proposal, the “Incentive Plan Proposal”).

The accompanying proxy statement provides important information regarding the annual general meeting described above. You are urged to read carefully the accompanying proxy statement, the annexes included with the proxy statement and the documents incorporated by reference into the proxy statement. You can also obtain information about China Liberal from documents that it has previously filed with the U.S. Securities and Exchange Commission.

Regardless of the number of ordinary shares of the Company of US$0.001 par value each (the “Shares”) that you own, your vote is very important. Even if you plan to attend the annual general meeting in person, we request that you submit your proxy card, the forms of which are attached as Annex A to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company’s proxy agent no later than November 28, 2023 at 11:59 p.m., Eastern Time, which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s amended and restated articles of association currently in effect. Voting at the annual general meeting will take place by poll voting, as the chairwoman of the board of directors of the Company (who will also act as chairwoman of the annual general meeting) has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on November 7, 2023.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the annual general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the annual general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you have any questions or need assistance voting your shares, please contact our Investor Relations Department in writing at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China. Attention: Investor Relations, or call our Investor Relations Department at +86 10-6597-8118.

Sincerely,

/s/ Ngai Ngai Lam

Ngai Ngai Lam

Chairwoman of the Board, China Liberal Education Holdings Limited

The accompanying proxy statement is dated November 8, 2023.

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PROXY STATEMENT FOR ANNUAL GENERAL MEETING OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

7th Floor, Building 5, No. 2 Zhenxing Road

Changping District, Beijing 102299

People’s Republic of China

+86 10-6597-8118

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 30, 2023

Notice is hereby given that China Liberal Education Holdings Limited (the “Company” or “China Liberal”) will hold an annual general meeting of shareholders on November 30, at 9:30 a.m., China Standard Time, at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China.

Only registered holders of ordinary shares of the Company of US$0.001 par value each (the “Shares”) at the close of business in the Cayman Islands on November 7, 2023 or their proxy holders are entitled to vote at this annual general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

THAT, Ngai Ngai Lam be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam”);

THAT, Fangzhong Sun be re-elected as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”);

THAT, Ngo Yin Tsang be re-elected as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”);

THAT, Xinyu Deng be re-elected as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”);

THAT, Wandong Chen be re-elected as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Wandong Chen”, together with the Re-election of Ngai Ngai Lam, the Re-election of Fangzhong Sun, the Re-election of Ngo Yin Tsang and the Re-election of Xinyu Deng, the “Director Re-election”, and the proposal to approve the Director Re-election, the “Director Re-election Proposals”);

THAT, the Company’s annual accounts for the fiscal year ended December 31, 2022 be authorized, approved and adopted (the “Adoption of Annual Accounts” and the proposal to approve the Adoption of Annual Accounts, the “Annual Accounts Proposal”);

THAT, the Company’ s authorized share capital be increased, effective immediately, from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$7,500,000 divided into 7,500,000,000 ordinary shares of par value US$0.001 each by the creation of an additional 7,450,000,000 unissued ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Increase of Share Capital” and the proposal, the “Share Capital Increase Proposal”);

THAT, every 15 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.015 each (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”), with such Share Consolidation to be effective on any date prior to March 25, 2024 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”); and

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THAT, the 2023 Share Incentive Plan of the Company, the form of which is annexed hereto as Annex D, be approved and adopted (the “Adoption of Incentive Plan” and the proposal, the “Incentive Plan Proposal”).

At the Meeting, special resolutions will be proposed as follows:

THAT subject to approval by the shareholders of Proposal No. 7 (the Increase of Share Capital), to approve by a special resolution that a second amended and restated memorandum and articles of association reflecting the increased authorized share capital (in the form set out in Annex B) be adopted as the memorandum and articles of association of the Company with immediate effect, in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Second Amendment of M&A” and the proposal, the “Increase of Share Capital M&A Amendment Proposal”); and

THAT subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation),  to approve by a special resolution that a third amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex C) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Third Amendment of M&A” and the proposal, the “Share Consolidation M&A Amendment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the annual general meeting in person, we request that you submit your proxy card, the forms of which are attached as Annex A to the accompanying proxy statement, in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and (i) mail the proxy card in the enclosed return envelope as soon as possible to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, (ii) vote it online at www.proxyvote.com, or (iii) vote it by phone at 1-800-690-6903 no later than November 28, 2023 at 11:59 p.m., Eastern Time, which is the deadline to lodge your proxy card. The proxy card is the “instrument appointing a proxy” as referred to in the Company’s amended and restated articles of association currently in effect. Voting at the annual general meeting will take place by poll voting, as the Chairwoman of the Company’s board of directors has undertaken to demand poll voting at the meeting. Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on November 7, 2023.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the annual general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the annual general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

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The Company is actively monitoring the circumstances surrounding the COVID-19 pandemic and is sensitive to the public health and travel concerns shareholders may have and the protocols or restrictions that federal, state, and local governments may impose. In the event it is not possible or advisable to hold the annual general meeting in person, the Company will publicly announce a determination to hold a virtual annual general meeting by filing a notice of the change(s) to the annual general meeting, and in a press release available at the Company’s website as soon as practicable before the annual general meeting. In the event the annual general meeting is conducted virtually, it will be held at the same time and on the same date as indicated above, via a live audio webcast. You or your proxyholder will be able to participate, vote and examine the list of shareholders at a virtual annual general meeting in the event that the annual general meeting is not held in person.

Notes:

1. Where there are joint holders of any Share, any one of such joint holders may vote, either in person or by proxy, in respect of such Share as if he or she were solely entitled thereto, but if more than one of such joint holders are present at any meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

2. The instrument appointing a proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney or other person duly authorized.

3. A proxy need not be a member (registered shareholder) of the Company.

4. The chairperson of the annual general meeting may at his or her discretion direct that a proxy card will be deemed to have been duly deposited where sent by email or telefax upon receipt of email or telefax confirmation that the signed original thereof has been sent. A proxy card that is not deposited in the manner permitted will be invalid.

5. Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share or Shares in respect of which the proxy is given, unless notice in writing of such death, insanity, revocation or transfer is received by Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, at least a day before the commencement of the annual general meeting, or adjourned meeting at which such proxy is used.

By Order of the Board of Directors,

/s/ Ngai Ngai Lam

Ngai Ngai Lam

Chairwoman of the Board, China Liberal Education Holdings Limited

Beijing, China

November 8, 2023

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PROXY STATEMENT

Dated November 8, 2023

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of China Liberal Education Holdings Limited can be voted at the annual general meeting by submitting your proxy card or by contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the annual general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, so that your shares can be voted at the annual general meeting in accordance with your instructions.

If you submit your signed proxy card without indicating how you wish to vote, the Shares represented by your proxy will be voted in favor of the resolutions to be proposed at the annual general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact China Liberal at Investor Relations, 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the annual general meeting. These questions and answers may not address all questions that may be important to you as a shareholder of China Liberal. Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of China Liberal prior to the close of business in the Cayman Islands on November 7, 2023, the share record date. This proxy statement and proxy card relate to our annual general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder, to vote.

This proxy statement summarizes certain information you need to know to vote at the annual general meeting. All shareholders are cordially invited to attend the annual general meeting in person. However, you do not need to attend the annual general meeting to vote your Shares. Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the annual general meeting be held?

The annual general meeting will be held on November 30, 2023, at 9:30 a.m., China Standard Time, at 7 Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China.

What will I be asked to vote upon at the annual general meeting?

At the annual general meeting, you will be asked to vote upon the following:

•	as an ordinary resolution, to re-elect Ngai Ngai Lam as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam);

•	as an ordinary resolution, to re-elect Fangzhong Sun as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”);

•	as an ordinary resolution, to re-elect Ngo Yin Tsang as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”);

•	as an ordinary resolution, to re-elect Xinyu Deng as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”);

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as an ordinary resolution, to re-elect Wandong Chen as an independent director of the Company to hold office until the next annual general meeting of the Company  (the “Re-election of Wandong Chen”, together with the Re-election of Ngai Ngai Lam, the Re-election of Fangzhong Sun, the Re-election of Ngo Yin Tsang and the Re-election of Xinyu Deng, the “Director Re-election”, and the proposal to approve the Director Re-election, the “Director Re-election Proposals”);

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as an ordinary resolution, to adopt the Company’s annual accounts for the fiscal year ended December 31, 2022 (the “Adoption of Annual Accounts” and the proposal to approve the Adoption of Annual Accounts, the “Annual Accounts Proposal”);

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as an ordinary resolution, to approve the increase of the Company’ s authorized share capital, effective immediately, from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$7,500,000 divided into 7,500,000,000 ordinary shares of par value US$0.001 each by the creation of an additional 7,450,000,000 unissued ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Increase of Share Capital” and the proposal, the “Share Capital Increase Proposal”);

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as a special resolution, subject to approval by the shareholders of Proposal No. 7 (the Increase of Share Capital), to approve that a second amended and restated memorandum and articles of association reflecting the increased authorized share capital (in the form set out in Annex B) be adopted as the memorandum and articles of association of the Company with immediate effect, in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Second Amendment of M&A” and the proposal, the “Increase of Share Capital M&A Amendment Proposal”);

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as an ordinary resolution, to approve that every 15 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.015 each (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”), with such Share Consolidation to be effective on any date prior to  March 25, 2024 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented;

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as a special resolution, subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation), to approve that a third  amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex C) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Third Amendment of M&A” and the proposal, the “Share Consolidation M&A Amendment Proposal”); and

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as an ordinary resolution, to approve and adopt the 2023 Share Incentive Plan of the Company, the form of which is annexed hereto as Annex D (the “Adoption of Incentive Plan” and the proposal, the “Incentive Plan Proposal”).

Who can vote at the annual general meeting of shareholders of the Company? What constitutes a quorum?

Holders of record of Shares at the close of business in the Cayman Islands on November 7, 2023, which we refer to as the “record date”, are entitled to notice of and to vote at the annual general meeting. Holders of record of Shares on the record date are entitled to one vote per share at the annual general meeting on all the proposals considered at the meeting. Voting at the annual general meeting will take place by poll voting, as the chairperson of the meeting will demand poll voting at the meeting.

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The presence, in person, by proxy or (being a corporate entity) by a duly authorized representative not being himself, herself or itself a shareholder (“corporate representative”), of one or more shareholders who together hold Shares which carry not less than an aggregate of one-third in nominal value of the total issued voting Shares entitled to vote upon the business to be transacted shall constitute a quorum for the annual general meeting. Shares represented at the annual general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the annual general meeting for purposes of determining the presence or absence of a quorum for the annual general meeting.

What vote is required to approve each of the proposals?

The approval of each of Proposals No. 1 through No.7, No. 9 and No. 11 requires a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or by proxy or by corporate representative, at the annual general meeting.

The approval of each of Proposal No. 8 and Proposal No. 10 requires the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

How do I vote or change my vote?

Voting of Shares

If you own Shares, you may vote by proxy or in person at the annual general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the annual general meeting and wish to vote in person, please bring proof of identification with you to the annual general meeting. Even if you plan to attend the annual general meeting, we strongly encourage you to submit a proxy for your Shares in advance as described below, so your vote will be counted if you later decide not to attend. If your Shares are held in “street name,” which means your Shares are held of record by a broker, bank or other nominee, and you wish to vote at the annual general meeting, you must bring to the annual general meeting a proxy from the record holder of the Shares (your broker, bank or nominee) authorizing you to vote at the annual general meeting. To do this, you should contact your broker, bank or nominee.

Voting by Proxy—If you hold Shares in your name as a shareholder of record, then you will receive the notice for the annual general meeting and a proxy card from us. You may submit a proxy for your Shares without attending the annual general meeting (i) by mail by completing, signing, dating and returning the proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, (ii) by voting it online at www.proxyvote.com, or (iii) by voting it by phone at 1-800-690-6903, no later than November 28, 2023 at 11:59 p.m., Eastern Time. If you hold Shares in “street name” through a broker, bank or other nominee, then you will receive the notice for the annual general meeting from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions. You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided. All Shares represented by properly executed proxies received in time for the annual general meeting will be voted in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain specific voting instructions will be voted “FOR” all of the proposals presented.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the annual general meeting. If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time at least two hours prior to the commencement of the annual general meeting by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, on or before November 28, 2023 at 11:59 p.m., Eastern Time, or by attending the annual general meeting and voting in person. A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy. Attendance at the annual general meeting without voting will not by itself revoke a proxy. If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

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If my Shares are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by the Company on behalf of the Board. The Company will bear the costs of holding the annual general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. The Company’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple proxy or voting instruction cards. For example, if you hold your Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares. If you are a holder of record and your Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

What do I need to do now?

We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein. After you have done so, please vote as soon as possible.

Who can help answer my other questions?

If you have more questions about the proposals presented at this meeting, need assistance in submitting your proxy or voting your Shares, or need additional copies of the proxy card, you should contact the Company’s Investor Relations Officer in writing at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China. Attention: Investor Relations, or call the Company’s Investor Relations Department at +86-10-6597-8118.

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THE ANNUAL GENERAL MEETING

Time, Place and Purpose of the Annual general meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by the Board for use at the annual general meeting to be held at our offices, located at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China, on November 30, 2023, at 9:30 a.m., China Standard Time, or at any adjournment thereof.

The purpose of the annual general meeting is for our shareholders to consider and vote upon:

•	as an ordinary resolution, to re-elect Ngai Ngai Lam as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngai Ngai Lam);

•	as an ordinary resolution, to re-elect Fangzhong Sun as a director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Fangzhong Sun”);

•	as an ordinary resolution, to re-elect Ngo Yin Tsang as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Ngo Yin Tsang”);

•	as an ordinary resolution, to re-elect Xinyu Deng as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Xinyu Deng”);

•

as an ordinary resolution, to re-elect Wandong Chen as an independent director of the Company to hold office until the next annual general meeting of the Company (the “Re-election of Wandong Chen”, together with the Re-election of Ngai Ngai Lam, the Re-election of Fangzhong Sun, the Re-election of Ngo Yin Tsang and the Re-election of Xinyu Deng, the “Director Re-election”, and the proposal to approve the Director Re-election, the “Director Re-election Proposals”);

•

as an ordinary resolution, to adopt the Company’s annual accounts for the fiscal year ended December 31, 2022 (the “Adoption of Annual Accounts” and the proposal to approve the Adoption of Annual Accounts, the “Annual Accounts Proposal”);

•

as an ordinary resolution, to approve the increase of the Company’ s authorized share capital, effective immediately, from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$7,500,000 divided into 7,500,000,000 ordinary shares of par value US$0.001 each by the creation of an additional 7,450,000,000 unissued ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing ordinary shares (the “Increase of Share Capital” and the proposal, the “Share Capital Increase Proposal”);

•

as a special resolution, subject to approval by the shareholders of Proposal No. 7 (the Increase of Share Capital), to approve that a second amended and restated memorandum and articles of association reflecting the increased authorized share capital (in the form set out in Annex B) be adopted as the memorandum and articles of association of the Company with immediate effect, in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect (the “Second Amendment of M&A” and the proposal, the “Increase of Share Capital M&A Amendment Proposal”);

6

•

as an ordinary resolution, to approve that every 15 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.015 each (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”), with such Share Consolidation to be effective on any date prior to March 25, 2024 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented;

•

as a special resolution, subject to approval by the shareholders of Proposal No. 9 (the Share Consolidation), to approve that  a third  amended and restated memorandum and articles of association reflecting the Share Consolidation (in substantially the form set out in Annex C) be adopted as the memorandum and articles of association of the Company conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect (the “Third Amendment of M&A” and the proposal, the “Share Consolidation M&A Amendment Proposal”); and

•

as an ordinary resolution, to approve and adopt the 2023 Share Incentive Plan of the Company, the form of which is annexed hereto as Annex D (the “Adoption of Incentive Plan” and the proposal, the “Incentive Plan Proposal”).

Record Date and Quorum

You are entitled to attend and vote at the annual general meeting if you have Shares registered in your name in the Company’s register of members at the close of business in the Cayman Islands on November 7, 2023, the Share record date for voting at the annual general meeting. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the annual general meeting and any adjournment thereof. As of the Share record date, there were 49,598,333 Shares issued and outstanding and entitled to vote at the annual general meeting. If you have Shares registered in your name on the Share record date, the deadline for you to lodge your proxy card and vote is November 28, 2023 at 11:59 p.m., Eastern Time. See “Procedures for Voting” below.

Procedures for Voting

Holders of record of our Shares may vote their Shares by attending the annual general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is November 28, 2023 at 11:59 p.m., Eastern Time.

Shareholders who hold their shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their shares how to vote their shares or obtain a proxy from the record holder to vote their shares at the annual general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China, Attention: Investor Relations, or call the Company’s Investor Relations Department at +86-10-6597-8118.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the annual general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted “FOR” the approval of the proposals presented at the meeting.

7

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the annual general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the annual general meeting for purposes of determining the presence or absence of a quorum for the annual general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies in one of three ways:

First, a shareholder can deliver written notice of revocation to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 on or before November 28, 2023 at 11:59 p.m., Eastern Time;

Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than November 28, 2023 at 11:59 p.m., Eastern Time; or

Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the annual general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by China Liberal on behalf of the Board. China Liberal will bear the costs of holding the annual general meeting and the cost of soliciting proxies, including costs of printing and mailing the proxy card. The Company’s directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication. These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

Internet Availability of Proxy Materials

We are providing this notice to inform you that the proxy materials are available at China Liberal’s investor relations website at http://ir.chinaliberal.com/.

Questions and Additional Information

If you have more questions about the proposals presented at this meeting, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy card, you should contact our Investor Relations Department in writing at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People’s Republic of China, Attention: Investor Relations, or call the Company’s Investor Relations Department at +86-10-6597-8118.

8

PROPOSAL NO. 1 THROUGH NO. 5: THE DIRECTOR RE-ELECTION PROPOSALS

The Director Re-election Proposals would authorize the re-election of each of the five existing members of the Board to hold office until the next annual general meeting of the Company.

Directors For Election

The Directors named below will seek re-election at the annual general meeting. If re-elected, each director will hold office until the next annual general meeting of the Company.

Ms. Ngai Ngai Lam has served as the Company’s director, chairperson of the board of directors and chief executive officer since July 2020. Ms. Lam has served as the chairperson of China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”), a limited liability company formed in the PRC and a wholly-owned subsidiary of the Company, since January 2015. Ms. Lam has over 25 years of experience in business and has led the growth of China Liberal Beijing since 2015, growing it from a company solely focused on Sino-foreign jointly managed academic programs to one that provides comprehensive educational services with multiple business lines. Ms. Lam graduated from Shishi City Hanjiang Middle School in Fujian, China in 1983.

Mr. Fangzhong Sun has served as the Company’s director since February 2022. Since June 2014, Mr. Fangzhong Sun as served as the Chief Education Specialist and director of China Liberal Beijing. Since June 2004, Mr. Fangzhong Sun has served as an expert at the Ministry of Education of the People’s Republic of China. From October 2004 to November 2014, Mr. Fangzhong Sun served as the vice president of China Higher Vocational and Technical Education Research Association. From September 1995 to October 2014, Mr. Sun was the president of Fujian Higher Vocational Education Research Association. Prior to that, Mr. Fangzhong Sun served as the president of Fuzhou Vocational and Technical College from October 2002 to July 2008. In 1984, Mr. Fangzhong Sun participated in the formation of Minjiang Vocational University (“MVU”), and from November 1984 to October 2002, Mr. Fangzhong Sun successively served as Secretary and President of Gulou Branch of MVU, Deputy Secretary of the Party Committee of MVU, Vice President, Executive Vice President, and President of MVU. Mr. Fangzhong Sun obtained his bachelor’s degree in Inorganic Chemical Technology from Fuzhou University in 1969.

Ms. Ngo Yin Tsang has served as the Company’s independent director since May 2020. Since June 2023, Ms. Tsang has been the company secretary and chief financial officer at HG Semiconductor Limited (HKEX: 6908), a public company listed on the Hong Kong Stock Exchange engaging in the design, development, manufacturing, subcontracting and sales of semiconductor products, including light-emitting diode lights, new generation of semiconductor gallium nitride chips and GaN device related application products in China. From November 2020 to May 2023, Ms. Tsang was the company secretary and chief financial officer at DTXS Silk Road Investment Holdings Company Limited (HKEX: 620), a public company listed on the Hong Kong Stock Exchange engaging in auction business, winery, trading, property development and investment in China and Hong Kong. Since April 2014, Ms. Tsang has been the executive director of Good Talent Limited, a Hong Kong-based investment holding company. Since October 2021, Ms. Tsang has been acting as an independent director at Fu Shek Financial Holdings Limited (HKEX: 2263), a company providing securities trading services, placing and underwriting services, and investment advisory services in Hong Kong. From December 2016 to June 2021, Ms. Tsang was the independent non-executive director of Standard Development Group Limited (HKEX: 1867), a public company listed on the Hong Kong Stock Exchange engaging in interior renovation for residential, industrial and commercial properties in Hong Kong. Ms. Tsang has over 20 years of experience in corporate finance projects, corporate governance monitoring, financial management, internal control and auditing. Ms. Tsang holds a bachelor’s degree in Business Administration from Simon Fraser University, a bachelor’s degree in Law from Tsinghua University, and a master’s degree in Law from the University of Wolverhampton. She is a member of the American Institute of Certified Public Accountants and also a member of Hong Kong Institute of Certified Public Accountants.

Mr. Wandong Chen has served as the Company’s independent director since July 2021. Mr. Wandong Chen has over 18 years of experience in accounting and finance. Mr. Wandong Chen has served as a partner at Moore Stephens Da Hua CPAs since December, 2016. Prior to that, Mr. Wandong Chen served as the deputy general manager at Beijing De He CPAs from May 2010 to November 2016. Mr. Chen received his bachelor’s degree in accounting from Harbin University of Commerce in 2000.

Ms. Xinyu Deng has served as the Company’s independent director since July 2021. Since September 2010, Ms. Deng has served as the chief general counsel at Baomihua.com, a China-based media company. Prior to that, Ms. Deng served as a lawyer at Beijing Mingtai Law Firm from May 2009 to August 2010 and a lawyer at Yingke Law Firm from January 2005 to April 2009. Ms. Deng received her bachelor’s degree in law from Peking University in 2001.

Required Vote

Approval of each of the Director Re-election Proposals requires a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE RE-ELECTION OF EACH OF THE DIRECTORS AND FOR EACH OF THE DIRECTOR RE-ELECTION PROPOSALS.

10

PROPOSAL NO. 6: THE ANNUAL ACCOUNTS PROPOSAL

The Annual Accounts Proposal would authorize, approve, and adopt the Company’s annual accounts for the fiscal year ended December 31, 2022.

Required Vote

Approval of the Annual Accounts Proposal requires a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 6, THE ANNUAL ACCOUNTS PROPOSAL.

11

PROPOSAL NO. 7: THE SHARE CAPITAL INCREASE PROPOSAL

The Share Capital Increase Proposal is to approve the increase of the Company’ s authorized share capital, effective immediately, from US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each to US$7,500,000 divided into 7,500,000,000 ordinary shares of par value US$0.001 each by the creation of an additional 7,450,000,000 unissued ordinary shares of par value US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

Required Vote

Approval of the Share Capital Increase Proposal requires a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 7, THE SHARE CAPITAL INCREASE PROPOSAL.

12

PROPOSAL NO. 8: THE INCREASE OF SHARE CAPITAL M&A AMENDMENT PROPOSAL

Subject to approval by shareholders of Proposal No. 7 (the Increase of Share Capital), to consider and approve the adoption of a second amended and restated memorandum and articles of association reflecting the new authorized share capital of the Company resulting from the Increase of Share Capital, with immediate effect in substitution for and to the exclusion of, the memorandum of association of the Company currently in effect.

The only substantive changes to be made to the Company’s memorandum and articles of association pursuant to this Proposal No. 8 is to (i) update the authorized share capital of the Company, and to (ii) update articles No. 104 through 106 in relation to the appointment and removal of directors.

A draft of the form of the second amended and restated memorandum and articles of association, showing the changes to be made the amended and restated memorandum of association of the Company current in effect, is attached at Annex B of this proxy statement.

Vote Required to Approve Proposal No. 8

Proposal No. 8 will be approved only if it receives the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 8 is entirely conditional upon approval by shareholders of Proposal No. 7 (the Increase of Share Capital).

Recommendation of Our Board of Directors

THE BOARD OF DIRECTORS RECOMMEND THE SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 8, THE INCREASE OF SHARE CAPITAL M&A AMENDMENT PROPOSAL.

13

PROPOSAL NO. 9: THE SHARE CONSOLIDATION PROPOSAL

The Share Consolidation Proposal is to approve that every 15 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.015 each (the “Share Consolidation” and the proposal, the “Share Consolidation Proposal”), with such Share Consolidation to be effective on any date prior to  March 25, 2024 as determined by the board of Directors (the “Effective Date”); and the Effective Date when determined by the board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the board of Directors by the shareholders will terminate and no Share Consolidation will be implemented.

General

The Company’s board of directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized share capital (including issued and unissued shares), at a ratio of 15-for-1, effective on any date prior to March 25, 2024 as Company’s board of directors shall determine (the “Effective Date”).

The Share Consolidation must be passed by ordinary resolution, which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the annual general meeting. If our shareholders approve this proposal, the Company’s board of directors will have the authority to determine the Effective Date of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all share capital. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CLEU.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the ”Minimum Bid Price Rule”), if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares.

On September 26, 2023, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until March 25, 2024, to regain compliance.

To regain compliance with the Minimum Bid Price Rule by March 25, 2024, the Company’s board of directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a share consolidation of the Company’s ordinary shares. The Company’s board of directors believes that without receiving the shareholders’ approval and without the closing price of the ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s ordinary shares will be delisted from Nasdaq.

In the event the ordinary shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Company’s board of directors believes delisting of the ordinary shares would likely have a negative impact on the liquidity and market price of the ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

14

The Company’s board of directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the ordinary shares, and (ii) the liquidity and marketability of the ordinary shares. This could reduce the ability of holders of the ordinary shares to purchase or sell ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the ordinary shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the ordinary shares, which may cause the market price of the ordinary shares to decline.

Procedures for Effecting the Share Consolidation

If our shareholders approve the Share Consolidation Proposal, the Board will have discretion to determine the Effective Date of the Share Consolidation to be any time on or prior to March 25, 2024. If implemented by the Board, the Share Consolidation would become effective upon the date, as approved by the Board by Board resolution, to be the effective date of the Share Consolidation pursuant to the authority granted by the shareholders. No further action on the part of shareholders would be required to effect the Share Consolidation.

In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

The actual timing of the effective date of the Share Consolidation will be made by the Board at such time as the Board believes to be most advantageous to us and our shareholders.

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ordinary shares will begin trading on a post-consolidation basis on the Effective Date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

15

Authorized Shares

At the time the Share Consolidation is effective, our authorized share capital will be consolidated at the same ratio. The authorized share capital of the Company shall be divided by the share consolidation ratio of 15:1.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Required Vote

Approval of the Share Consolidation Proposal requires a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 9, THE SHARE CONSOLIDATION PROPOSAL.

16

PROPOSAL NO. 10: THE SHARE CONSOLIDATION M&A AMENDMENT PROPOSAL

Subject to approval by shareholders of Proposal No. 9 (the Share Consolidation), to consider and approve the adoption of a third amended and restated memorandum and articles of association reflecting the new authorized share capital of the Company resulting from the Share Consolidation, conditional upon and with effect from the date on which the Share Consolidation becomes effective, in substitution for and to the exclusion of, the then memorandum and articles of association of the Company in effect.

The only substantive change to be made to the Company’s memorandum and articles of association pursuant to this Proposal No. 10 is to update the authorized share capital of the Company.

A draft of the form of the third amended and restated memorandum and articles of association, showing the changes to be made the second amended and restated memorandum of association (assuming this will be adopted by shareholders by approving Proposal No. 8 at this Meeting), is attached at Annex C of this proxy statement.

Vote Required to Approve Proposal No. 10

Proposal No. 10 will be approved only if it receives the affirmative vote of a majority of not less than two-thirds of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote on the proposal, either in person, by proxy or by authorized representative, assuming a quorum is attained.

Proposal No. 10 is entirely conditional upon approval by shareholders of Proposal No. 9 (the Share Consolidation) and the implementation of the Share Consolidation by the Board of Directors.

Recommendation of Our Board of Directors

THE BOARD OF DIRECTORS RECOMMEND THE SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 10, THE SHARE CONSOLIDATION M&A AMENDMENT PROPOSAL.

17

PROPOSAL NO. 11: THE INCENTIVE PLAN PROPOSAL

The Incentive Plan Proposal is to approve and adopt the 2023 Share Incentive Plan of the Company, the form of which is annexed hereto as Annex D.

Required Vote

Approval of the Incentive Plan Proposal requires a simple majority of the votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the annual general meeting.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” PROPOSAL NO. 11, THE INCENTIVE PLAN PROPOSAL.

18

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the reporting requirements of the Securities Exchange Act of 1944, as amended, applicable to foreign private issuers and files annual reports with and furnishes current reports on Form 6-K to the SEC. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

The Company maintains a corporate website at http://www.chinaliberal.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this proxy statement.

To receive timely delivery of the documents in advance of the annual general meeting, you should make your request no later than November 8, 2023, which is five business days before the annual general meeting.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE ANNUAL GENERAL MEETING. THE PARTIES HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED NOVEMBER 8, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares they represent as the Board may recommend.

By order of the Board of Directors

Date: November 8, 2023	/s/ Ngai Ngai Lam
Ngai Ngai Lam
Chairwoman of the Board, China Liberal Education Holdings Limited

19

ANNEX A

FORM OF PROXY CARD

**SCAN TO VIEW MATERIALS & VOTE**

**VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above**
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by November 28, 2023 at 11:59 p.m., Eastern Time. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

**ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS**
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions. Vote by November 28, 2023 at 11:59 p.m., Eastern Time. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

The Board of Directors recommends you vote FOR proposals 1 through 11.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|

0000622243_1 R1.0.0.6

**Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:**
The Notice and Proxy Statement and Form 20-F are available at www.proxyvote.com

**CHINA LIBERAL EDUCATION HOLDINGS LIMITED**
**Annual General Meeting of Shareholders**
**November 30, 2023 at 9:30 a.m., China Standard Time**
**This proxy is solicited by the Board of Directors**

The shareholder(s) hereby appoint(s) Ngai Ngai Lam and Linda Ding, or either of them, as proxies, each with the power to appoint her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of CHINA LIBERAL EDUCATION HOLDINGS LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9:30 a.m., China Standard Time on November 30, 2023, at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People's Republic of China, and any adjournment or postponement thereof.

**This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.**

**Continued and to be signed on reverse side**

0000622243_2 R1.0.0.6

ANNEX B

FORM OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM

AND

ARTICLES OF ASSOCIATION OF

CHINA LIBERAL EDUCATION HOLDINGS

 LIMITED

華夏博雅教育控股有限公司

(Adopted by a Special Resolution passed on [*])

B-1

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

CHINA LIBERAL EDUCATION HOLDINGS

 LIMITED

華夏博雅教育控股有限公司

(Adopted by a Special Resolution passed on [*])

1.	The name of the Company is China Liberal Education Holdings Limited 華夏博雅教育控股有限公司.

2.

The registered office of the Company shall be situated at the office of Campbells Corporate Service Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as revised).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27 (2) of the Companies Act (as revised).

5.

Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as revised), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as revised), or to carry on the business of company management without being licensed in that behalf under the Companies Management Act (as revised).

6.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, but nothing in this paragraph shall be so construed as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands any of its power necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

8.

The share capital of the Company is US$7,500,000 divided into 7,500,000,000 ordinary shares of US$0.001 par value each with power for the Company, subject to the provisions of the Companies Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

9.

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF

 ASSOCIATION

OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

華夏博雅教育控股有限公司

(Adopted by a Special Resolution passed on [*])

Preliminary

1.	The regulations contained in Table A in the First Schedule of the Law shall not apply to the Company and the following regulations shall be the Articles of Association of the Company.

2.	In these Articles:

(a)	the following terms shall have the meanings set opposite if not inconsistent with the subject or context:

“allotment”	shares are taken to be allotted when a person acquires the unconditional right to be included in the Register of Members in respect of those shares;

“Articles”	these articles of association of the Company as from time to time amended by Special Resolution;

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the audit committee;

“Board” or “Board of Directors”	means the board of directors of the Company;

“clear days”	in relation to a period of notice means that period excluding both the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“Clearing House”

a clearing house recognized by the laws of the jurisdiction in which shares in the capital of the Company (or depository receipts thereof) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

“Company”	the above named company;

“Company’s Web-site”	means the website of the Company, its web-address or domain name;

“Compensation Committee” or “Remuneration Committee”	the compensation committee or the remuneration committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the compensation committee or remuneration committee;

“Designated Stock Exchange”	the Nasdaq Capital Market and any other stock exchange or interdealer quotation system on which shares in the capital of the Company are listed or quoted;

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“Directors”	means the Directors for the time being of the Company or, as the case may be, those Directors assembled as a board or as a committee of the board;

“dividend”	includes a distribution or interim dividend or interim distribution;

“electronic”	has the same meaning as in the Electronic Transactions Act (as revised);

“electronic communication”

a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including SEC’s website) or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic record”	has the same meaning as in the Electronic Transactions Act (as revised);

“electronic signature”	has the same meaning as in the Electronic Transactions Act (as revised);

“Equity Securities”	shares and any securities convertible into or exchangeable or exercisable for shares;

“Exchange Act”	the Securities Exchange Act of 1934, as amended;

“executed”	means any mode of execution;

“holder”	in relation to any share, the Member whose name is entered in the Register of Members as the holder of the share;

“Indemnified Person”	means every Director, alternate Director, Secretary or other officer for the time being or from time to time of the Company;

“Independent Directors”	means a Director who is an independent director as defined in any Designated Stock Exchange Rules or in Rule 10A-3 under the Exchange Act, as the case may be;

“Islands”	the British Overseas Territory of the Cayman Islands;

“Law”	the Companies Act (as revised);

“Member”	has the same meaning as in the Law;

“Memorandum”	the memorandum of association of the Company as from time to time amended;

“month”	a calendar month;

“Nomination and Governance Committee”	the nomination and governance committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the nomination and governance committee;

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“officer”	includes a Director or a Secretary;

“Ordinary Resolution”

a resolution (i) of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Other Indemnitors”

means persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons involvement in the management of the Company;

“paid up”	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Person”

any individual, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, association, organization or any other entity or governmental entity;

“Register of Members”	the register of Members required to be kept pursuant to the Law;

“Seal”	the common seal of the Company including every duplicate seal;

“SEC”	the United States Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Secretary”	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;

“share”	a share in the share capital of the Company, and includes stock (except where a distinction between shares and stock is expressed or implied) and includes a fraction of a share;

“signed”	includes an electronic signature or a representation of a signature affixed by mechanical means;

“Special Resolution”

a resolution (i) which has been passed by a majority of not less than two-thirds (or, in respect of any resolution to approve any amendments to any provisions of these Articles that relate to or have an impact upon the procedures regarding the election, appointment, removal of Directors and/or the size of the Board, by two-thirds) of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“subsidiary”	a company is a subsidiary of another company if that other company:

(i)	holds a majority of the voting rights in it;

(ii)	is a member of it and has the right to appoint or remove a majority of its board of directors; or

(iii)	is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or

(iv)

is a subsidiary of a company which is itself a subsidiary of that other company. For the purpose of this definition the expression “company” includes any body corporate established in or outside of the Islands;

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“Transfer”

with respect to any Equity Securities of the Company, any sale, assignment, Lien, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary, involuntarily or by operation of law, directly or indirectly (including the Transfer of a controlling interest in any entity the assets of which consist at least in part of Equity Securities). “transferor” and “transferee” have meanings corresponding to the foregoing;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Law;

“U.S. Person”	means a Director who is citizen or resident of the United States of America;

“written” and “in writing”	includes all modes of representing or reproducing words in visible form including in the form of an electronic record;

(b)

unless the context otherwise requires, words or expressions defined in the law shall have the same meanings herein but excluding any statutory modification thereof not in force when these Articles become binding on the Company;

(c)	unless the context otherwise requires:

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of person whether incorporated or not;

(d)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(e)	the headings herein are for convenience only and shall not affect the construction of these Articles;

(f)

references to statutes are, unless otherwise specified, references to statutes of the Islands and, subject to paragraph (b) above, include any statutory modification or re-enactment thereof for the time being in force; and

(g)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose.

Commencement of Business

3.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that only some of the shares may have been allotted.

4.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

Situation of offices of the Company

5.	(a)

The registered office of the Company shall be situated at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

(b)

The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

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Shares

6.	(a)

Subject to the rules of any Designated Stock Exchange and to the provisions, if any, in the Memorandum and these Articles, the Directors have general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the capital of the Company without the approval of holders of Shares (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Law. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time and without the approval of holders of Shares the issuance of one or more classes or series of preferred Shares, to cause to be issued such preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of Shares of any class or series of preferred Shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred Shares of any other class or series.

	(b)	The Company shall not issue shares or warrants to bearer.
(c)

Subject to the rules of any Designated Stock Exchange, the Directors have general and unconditional authority to issue warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company to such persons, on such terms and conditions, and at such times as the Directors may decide.

(d)

The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.

7.

The Company may, in so far as the Law permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the capital of the Company. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid up shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage fees as may be lawful.

8.

Except as required by law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the holder.

9.	(a)

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandisapply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll;

(b)

The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passutherewith.

10.

The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution shall, unless otherwise agreed at the time of such contribution is made, be treated as share premium and shall be subject to the provisions of the Law and these Articles applicable to share premium.

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Share Certificates

11.

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles and no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled. The Company shall be authorized to issue Shares in uncertificated form.

12.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

13.

If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

Lien

14.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount in respect of it.

15.

The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16.

To give effect to a sale the Directors may authorize some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale.

17.

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

Calls on shares and Forfeiture

18.

Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by installments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed.

20.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

21.

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at an annual rate of ten percent (10%) but the Directors may waive payment of the interest wholly or in part.

22.

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an installment of a call, shall be deemed to be a call, and if it is not paid when due all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

23.	Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

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24.

If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25.

If the notice is not complied with any share in respect of which it was given may, before the payment is required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

26.

Subject to the provisions of the Law, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person, and at any time before a sale, re-allotment or other disposition, the forfeiture may be canceled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

27.

A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at an annual rate of ten percent (10%) from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28.

A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

Transfer of Shares

29.

Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House, by hand or by electronic machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

30.

The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 29, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

31.

(1) The Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which the Company has a lien.

(2)The Board may, in its absolute discretion, and without giving any reason therefore, determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Board may also, in its absolute discretion, and without giving any reason therefore, determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

32.	Without limiting the generality of Article 31, the Board may decline to recognize any instrument of transfer unless:

(a)	a fee of such maximum sum as any Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of shares;

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(c)	the Shares are fully paid and free of any lien;

(d)

the instrument of transfer is lodged at the registered office or such other place at which the Register of Members is kept in accordance with the accompanied by any relevant share certificate(s) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(e)	if applicable, the instrument of transfer is duly and properly stamped.

33.	If the Directors refuse to register a transfer of a share, they shall within one month after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

34.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange, be suspended and the Register of Members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

35.

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Transmission of Shares

36.

If a Member dies the survivor, or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognized by the Company as having any title to his interest; but nothing in the Articles shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.

37.

A person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member had not occurred.

38.

A person becoming entitled to a share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

Changes of Capital

39.	(a)	Subject to and in so far as permitted by the provisions of the Law, the Company may from time to time by Ordinary Resolution alter or amend the Memorandum to:

(i)	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

(ii)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

(iii)	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

(iv)	sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum; and

(v)

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

(b)

Except so far as otherwise provided by the conditions of issue, the new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

40.

Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorize some person to execute an instrument of transfer of the shares to, or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

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41.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner and with, and subject to, any incident, consent, order or other matter required by law.

Redemption and Purchase of Own Shares

42.	Subject to the provisions of the Law and these Articles, the Company may:

(a)

issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of shares, determine;

(b)	purchase its own shares (including any redeemable shares) in such manner and on such terms as the Directors may determine and agree with the relevant Member; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Law, including out of capital.

43.

The Directors may, when making a payment in respect of the redemption or purchase of shares, if so authorized by the terms of issue of the shares (or otherwise by agreement with the holder of such shares) make such payment in cash or in specie (or partly in one and partly in the other).

44.

Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefore and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register of Members with respect thereto and the share shall be cancelled.

Treasury Shares

45.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

46.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

Register of Members

47.	The Company shall maintain or cause to be maintained an overseas or local Register of Members in accordance with the Law.

48.

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

Closing Register of Members or Fixing Record Date

49.

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) clear days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

50.

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose.

51.

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

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General Meetings

52.	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

53.

An annual general meeting of the Company shall be held in each year (other than the year in which these Articles were adopted) at such time as determined by the Board and the Company may, but shall not (unless required by the Law) be obliged to, in each year hold any other general meeting. The agenda of the annual general meeting shall include the adoption of the Company’s annual accounts, the appropriation of the Company’s profits among other items included in the agenda by the Board.

54.	At these meetings the report of the Directors (if any) shall be presented and they can take place in any other the Directors may decide.

55.

The Directors may, whenever they think fit, convene an extraordinary general meeting of the Company, and they shall on a Members’ requisition in accordance with the Articles forthwith proceed to convene an extraordinary general meeting of the Company.

56.

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than two-thirds, in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company.

57.

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

58.

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

59.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

60.	Notwithstanding any other provision of the Articles, the Members who requisition a meeting:

a)	May propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

b)	Shall have no right to propose any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board of Directors.

61.	Save as set out in Articles 52 to 60, the Members have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

Notice of General Meetings

62.

At least ten (10) clear days’ notice specifying the place, the day and the hour of each general meeting and the general nature of such business to be transacted thereat shall be given in the manner hereinafter provided, or in such other manner (if any) as may be prescribed by Ordinary Resolution, to such persons as are entitled to vote or may otherwise be entitled under these Articles to receive such notices from the Company; provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95%, in par value of the Shares giving that right.

63.

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that general meeting.

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Proceedings at General Meetings

64.

No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted, shall be a quorum.

65.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

66.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

67.

The chairman of the board of Directors or in his absence some other Director nominated by the Directors shall preside as chairman of the meeting, but if neither the chairman nor such other Director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman. If no Director is willing to act as chairman, or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

68.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman of the meeting shall announce at each such meeting the date and time of the opening and the closing of the polls for each matter upon which the Members will vote at such meeting.

69.	A Director shall, notwithstanding that he is not a Member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

70.

The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven (7) clear days’ notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

71.

At each meeting of the Members, all corporate actions, including the election of Directors, to be taken by vote of the Members (except as otherwise required by applicable law and except as otherwise provided in these Articles) shall be authorized by Ordinary Resolution. Where a separate vote by a class or classes or series is required, the affirmative vote of the majority of Shares of such class or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series (unless provided otherwise in the resolutions providing for the issuance of such series).

72.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

73.

A poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74.	In the case of equality of votes, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

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75.

Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Law and may not be taken by written resolution of the Members.

76.	If for so long as the Company has only one Member:

(a)

in relation to a general meeting, the sole Member or a proxy for that Member or (if the Member is a corporation) a duly authorized representative of that Member is a quorum and Article 64 is modified accordingly;

(b)	the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

Votes of Members

77.

Subject to any rights or restrictions attached to any shares, every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorized representative not being himself a Member entitled to vote, shall have one vote, and on a poll every Member and every person representing a Member by proxy shall have one vote for every share of which he is the holder.

78.

In the case of joint holders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

79.

A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by his receiver, curator bonis or other person authorized in that behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the registered office of the Company, or at such other place as is specified in accordance with the Articles for the deposit or delivery of forms of appointment of a proxy, or in any other manner specified in the Articles for the appointment of a proxy, not less than forty-eight eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

80.

No Member shall, unless the Directors otherwise determine, be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

81.

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

82.

Votes may be given either personally or by proxy. Deposit or delivery of a form of appointment of a proxy does not preclude a Member from attending and voting at the meeting or at any adjournment of it.

83.	A Member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

84.

Subject as set out herein, an instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor save that, subject to the Law, the Directors may accept the appointment of a proxy received in an electronic communication at an address specified for such purpose, on such terms and subject to such conditions as they consider fit. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

85.	The form of appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may:

(a)

in the case of an instrument in writing, be left at or sent by post to the registered office of the Company or such other place within the Islands as is specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

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(b)

in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

be received at such address at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

(c)

in the case of a poll taken more than forty-eight eight hours after it is demanded, be deposited or delivered as required by paragraphs (a) or (b) of this Article after the poll has been demanded and at any time before the time appointed for the taking of the poll; or

(d)

where the poll is taken immediately but is taken not more than forty-eight eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

and a form of appointment of proxy which is not deposited or delivered in accordance with this Article is invalid.

86.

Any corporation or other non-natural person which is a Member of the Company may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

87.

A vote or poll demanded by proxy or by the duly authorized representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of a proxy was contained in an electronic communication, at the address at which the form of appointment was received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

Number of Directors

88.

The Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time, and subject always to the rights (if any) of the holders of preferred shares (if any) to elect additional directors under specified circumstances.

89.

The Board of Directors may elect to have a chairman of the Board of Directors elected and appointed by a majority of the Directors then in office. The Directors may also elect a vice-chairman of the Board of Directors. The period for which the chairman and the vice- chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The chairman of the Board of Directors shall preside as chairman at every meeting of the Board of Directors. To the extent the chairman of the Board of Directors is not present at a meeting of the Board of Directors, the vice-chairman of the Board of Directors (if any), or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. Observed Article 122 below, the chairman of the Board of Directors’ voting rights as to the matters to be decided by the Board of Directors shall be the same as other Directors.

90.

The Board may, from time to time, and except as required by applicable law or the listing rules of any Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

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Alternate Directors

91.

Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

92.

An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

93.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

94.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

95.

Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

Proxy Directors

96.	(a)

A Director but not an alternate Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

	(b)	The provisions of Articles 82 to 87 shall mutatis mutandisapply to the appointment of proxies by Directors.

Any person appointed as a proxy pursuant to paragraph (a) above shall be the agent of the Director, and not an officer of the Company.

Powers of Directors

97.

Subject to the provisions of the Law, the Memorandum and the Articles, and to any directions given by Ordinary Resolution and the listing rules of any Designated Stock Exchange, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

98.

The Board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Delegation of Directors’ Powers

99.

Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the chief executive officer, chief technology officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

100.

The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

101.

Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee or Remuneration Committee and Nomination and Governance Committee), consisting of one or more Directors. They may also delegate to any managing Director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more Members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

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102.

The Board may establish an Audit Committee, a Compensation Committee or Remuneration Committee and a Nomination and Governance Committee and, if such committees are established, it shall adopt formal written charters for such committees and review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 101. Each of the Audit Committee, the Compensation Committee or the Remuneration Committee and the Nomination and Governance Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares are listed on a Designated Stock Exchange, the Audit Committee, the Compensation Committee or the Remuneration Committee and the Nomination and Governance Committee shall be made up of such number of Independent Directors as required from time to time by any Designated Stock Exchange Rules or otherwise required by applicable law.

Appointment, Disqualification and Removal of Directors

103.	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

104.

Each Director shall hold office until the earliest to occur of (i) expiration of his term as provided in the written agreement with the Company relating to the Director’s term, if any, and the election or appointment of his successor, (ii) his resignation or (iii) his removal pursuant to these Articles notwithstanding any agreement between such Director and the Company.

105.

The Company may by Ordinary Resolution appoint any person to be a Director, subject to compliance with director nomination procedures as required under Article 111, or may by Ordinary Resolution remove any Director, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

106.

The Board, by the affirmative vote of a simple majority of the Directors present and voting at a meeting of the Board of Directors, may at any time and from time to time appoint any person to be a Director to fill a vacancy arising from the resignation or removal of a former Director or as an addition to the existing Board, subject to compliance with director nomination procedures as required under Article 111.

107.	There is no age limit for Directors of the Company.

108.

No shareholding qualification shall be required for a Director. A Director who is not a Member shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company.

109.

The Board must at all times comply with the residency and citizenship requirements of U.S. securities laws applicable to foreign private issuers and shall at no time have a majority of Directors who are U.S. Persons. Notwithstanding any other provision in these Articles, no appointment or election of a U.S. Person as a Director shall be permitted if such appointment or election would have the effect of creating a majority of Directors who are U.S. Persons, and any such appointment or election shall be disregarded for all purposes.

110.	The office of a Director shall be vacated if:

(a)	he becomes prohibited by law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	he dies, or is, in the opinion of all his co-Directors, incapable by reason of mental disorder of discharging his duties as Director;

(d)	he resigned his office by notice to the Company;

(e)	he has for more than six months been absent without permission of the Directors from meetings of Directors held during that period and the Directors resolve that his office be vacated;

111.

In the event of a vacancy, a replacement Director shall be nominated by a simple majority of the remaining Directors holding office, or if a Nomination and Governance Committee has been established, by such committee, upon which the remaining Directors holding office may elect and appoint any such nominee as an interim Director pursuant to Article 105.

Remuneration of Directors

112.

The Directors shall be entitled to such remuneration as the Board may determine and, unless otherwise determined, the remuneration shall be deemed to accrue from day to day. If established, the Compensation Committee or the Remuneration Committee will assist the Board in reviewing and approving compensation decisions.

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113.

A Director who, at the request of the Directors, goes or resides outside of the Islands, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Directors may decide.

Directors’ Expenses

114.

The Directors may be paid all traveling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Directors’ Appointments and Interests

115.

The Directors may appoint one or more of their body to the office of managing Director or to any other executive office under the Company, and the Company may enter into an agreement or arrangement with any Director for his/her employment, subject to applicable law and any listing rules of the SEC or any Designated Stock Exchange, or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate automatically if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.

116.

Subject to the Law and listing rules of any Designated Stock Exchange, if he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)

may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c)

shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

117.	For the purposes of the preceding Article:

(a)

a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

118.

A Director must disclose any material interest pursuant to the Articles, and such Director may not vote at any meeting of Directors or of a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The Director shall be counted in the quorum present at a meeting when any such resolution is under consideration and such resolution may be passed by a majority of the disinterested Directors present at the meeting even if such disinterested Directors together constitute less than a quorum.

119.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of any Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

Directors’ Gratuities and Pensions

120.

The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

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Proceedings of Directors

121.

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be equal to a majority of the Directors then holding office if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

122.

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they determine is appropriate. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

123.

Meetings of the Directors shall be held at least once every calendar quarter and shall take place either in China or in the United States or elsewhere previously agreed among the Directors. A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.

124.

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

125.

A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least five (5) clear days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

126.

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

127.

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within thirty minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

128.

All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

129.

A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Company immediately after the conclusion of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Secretary and other officers

130.

The Directors may by resolution appoint a Secretary and may by resolution also appoint such other officers as may from time to time be required upon such terms as the duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. The Directors may by resolution remove any Secretary or other officer appointed pursuant to this Article.

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Minutes

131.	The Directors shall cause minutes to be made in books kept for the purposes of recording:

(a)	all appointments of officers made by the Directors; and

(b)

all resolutions and proceedings of meetings of the Company, of the holders of any class of shares in the Company, and of the Directors, and of committees of Directors, including the names of the Directors present at each such meeting.

Seal

132.	(a)

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorized by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed, and unless otherwise so determined every such instrument shall be signed by a Director and by the Secretary or by a second Director.

(b)

The Company may have for use in any place or places outside the Islands a duplicate Seal or Seals, each of which shall be a reproduction of the Seal of the Company and, if the Directors so determine, shall have added on its face the name of every place where it is to be used.

(c)

The Directors may by resolution determine (i) that any signature required by this Article need not be manual, but may be affixed by some other method or system of reproduction or mechanical or electronic signature and/or; (ii) that any document may bear a printed reproduction of the Seal in lieu of affixing the Seal thereto.

(d)

No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of the delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same or affixed the Seal thereto, as the case may be, for and on behalf of the Company shall have ceased to hold such office and authority on behalf of the Company.

Dividends

133.

Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends (including interim dividends) in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors.

134.

Subject to the provisions of the Law, the Directors may declare dividends in accordance with the respective rights of the Members and authorize payment of the same out of the funds of the Company lawfully available therefore. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non- preferred rights.

135.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares in the capital of the Company) as the Directors may from time to time think fit.

136.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of shares a Member holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

137.	The Directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share.

138.

Any Ordinary Resolution, or Directors’ resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to such distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.

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139.

Any dividend or other moneys payable on or in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the Register of Members or to such person and to such address as the person or persons entitled may in writing direct. Subject to any applicable law or regulations, every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

140.	No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

141.	Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Accounting Records and Audit

142.

The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors. The books of account shall be kept at the registered office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

143.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law, listing rules of any Designated Stock Exchange, or authorized by the Directors or by Ordinary Resolution.

144.

Subject to Article 143, a printed copy of the Directors’ report, accompanied by the consolidated statements of financial position, profit or loss, comprehensive income (loss), cash flows and changes in members’ equity, including every document required by the Law to be annexed thereto, made up to the end of the applicable financial year, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 53 provided that this Article 144 shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares.

145.

The requirement to send to a person referred to in Article 144 the documents referred to in that Article shall be deemed satisfied where, in accordance with all applicable laws, rules and regulations, including, without limitation, the rules of any Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 144 on the Company’s Web-sites, transmits it to SEC’s website or in any other permitted manner (including by sending any other form of electronic communication), and that person has agreed or is deemed by the Company to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

146.

Respected Article 147 below, subject to the applicable law and rules of any Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

147.

The Audit Committee (or in the absence of such an Audit Committee, the Board) shall appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Audit Committee (or the Board, as applicable) and shall fix his or their remuneration.

148.

Every auditor of the Company shall have a right of access at all times to the books and accounts of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

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Capitalization of Profits

149.	The Directors may:

(a)

subject as provided in this Article, resolve to capitalize any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve;

(b)

appropriate the sum resolved to be capitalized to the Members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those Members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(c)

resolve that any shares so allotted to any Member in respect of a holding by him of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;

(d)

make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and

(e)

authorize any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such Members.

Share Premium Account

150.

The Directors shall in accordance with Section 34 of the Law establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed as described in Article 10.

151.	There shall be debited to any share premium account:

(a)

on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital; and

(b)	any other amounts paid out of any share premium account as permitted by Section 34 of the Law.

Notices

152.

Except as otherwise provided in these Articles, and subject to the rules of any Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by advertisement in appropriate newspapers in accordance with the requirements of any Designated Stock Exchange, or by facsimile or by placing it on the Company’s Website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

153.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

154.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	placing it on the Company’s Website, shall be deemed to have been served one (1) hour after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

155.

A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

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156.

Any notice or document delivered or sent by post to or left at the registered address of any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

157.	Notice of every general meeting of the Company shall be given to:

(a)	all Members holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or email address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

Winding Up

158.

If the Company is wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide among the Members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.

159.

If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Indemnity

160.	(a)

Every Indemnified Person for the time being and from time to time of the Company and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere. Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto. However, the Company will not indemnify its directors, officers, or persons controlling it for liabilities arising under the Securities Act, because it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

(b)

No such Indemnified Person of the Company and the personal representatives of the same shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of his having joined in any receipt for money not received by him personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Person’s part, unless he has acted dishonestly, with willful default or through fraud.

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(c)

he Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 161 hereof) the Other Indemnitors. The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person), without regard to any rights an Indemnified Person may have against the Other Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 161 hereof shall be an Other Indemnitor.

161.

The Directors may exercise all the power of the Company to purchase and maintain insurance for the benefit of a Person who is or was (whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Article 160 or under applicable law):

(a)

a Director, alternate Director, Secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(b)

the trustee of a retirement benefits scheme or other trust in which a person referred to in the preceding paragraph is or has been interested, indemnifying him against any liability which may lawfully be insured against by the Company.

Financial Year

162.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st of December in each year.

Amendment of Memorandum and Articles

163.	(a)	Subject to the Law, the Company may by Special Resolution change its name or change the provisions of the Memorandum with respect to its objects, powers or any other matter specified therein.

	(b)	Subject to the Law and as provided in these Articles, the Company may at any time and from time to time by Special Resolution, alter or amend these Articles in whole or in part.

Transfer by way of Continuation

164.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Information

165.

No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public.

B-24

ANNEX C

FORM OF THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM

AND

ARTICLES OF ASSOCIATION OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

華夏博雅教育控股有限公司

(Conditionally Adopted by a Special Resolution passed on [*] and effective immediately on the date on which the Share Consolidation as approved by a Special Resolution on [*] becomes effective)

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THE COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

華夏博雅教育控股有限公司

(Conditionally Adopted by a Special Resolution passed on [*] and effective immediately on the date on which the Share Consolidation as approved by a Special Resolution on [*] becomes effective)

1.	The name of the Company is China Liberal Education Holdings Limited 華夏博雅教育控股有限公司.

2.

 The registered office of the Company shall be situated at the office of Campbells Corporate Service Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as revised).

4.

The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27 (2) of the Companies Act (as revised).

5.

Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as revised), or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as revised), or to carry on the business of company management without being licensed in that behalf under the Companies Management Act (as revised).

6.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, but nothing in this paragraph shall be so construed as to prevent the Company effecting and concluding contracts in the Cayman Islands and exercising in the Cayman Islands any of its power necessary for the carrying on of its business outside the Cayman Islands.

7.	The liability of each Member is limited to the amount, if any, unpaid on such Member’s shares.

8.

The share capital of the Company is US$7,500,000 divided into 500,000,000 ordinary shares of US$0.015 par value each with power for the Company, subject to the provisions of the Companies Act (as revised) and the Articles of Association, to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be ordinary, preference or otherwise, shall be subject to the powers on the part of the Company hereinbefore provided.

9.

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

10.	Capitalized terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

C-2

THE COMPANIES ACT (AS REVISED) COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

華夏博雅教育控股有限公司

(Conditionally Adopted by a Special Resolution passed on [*] and effective immediately on the date on which the Share Consolidation as approved by a Special Resolution on [*] becomes effective)

Preliminary

1.	The regulations contained in Table A in the First Schedule of the Law shall not apply to the Company and the following regulations shall be the Articles of Association of the Company.

2.	In these Articles:

(a)	the following terms shall have the meanings set opposite if not inconsistent with the subject or context:

“allotment”	shares are taken to be allotted when a person acquires the unconditional right to be included in the Register of Members in respect of those shares;

“Articles”	these articles of association of the Company as from time to time amended by Special Resolution;

“Audit Committee”	the audit committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the audit committee;

“Board” or “Board of Directors”	means the board of directors of the Company;

“clear days”	in relation to a period of notice means that period excluding both the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

“Clearing House”

a clearing house recognized by the laws of the jurisdiction in which shares in the capital of the Company (or depository receipts thereof) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;

“Company”	the above named company;

“Company’s Web-site”	means the website of the Company, its web-address or domain name;

“Compensation Committee” or “Remuneration Committee”	the compensation committee or the remuneration committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the compensation committee or remuneration committee;

“Designated Stock Exchange”	the Nasdaq Capital Market and any other stock exchange or interdealer quotation system on which shares in the capital of the Company are listed or quoted;

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“Directors”	means the Directors for the time being of the Company or, as the case may be, those Directors assembled as a board or as a committee of the board;

“dividend”	includes a distribution or interim dividend or interim distribution; “electronic” has the same meaning as in the Electronic Transactions Act (as revised);

“electronic communication”

a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including SEC’s website) or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic record”	has the same meaning as in the Electronic Transactions Act (as revised);

“electronic signature”	has the same meaning as in the Electronic Transactions Act (as revised);

“Equity Securities”	shares and any securities convertible into or exchangeable or exercisable for shares;

“Exchange Act”	the Securities Exchange Act of 1934, as amended;

“executed”	means any mode of execution;

“holder”	in relation to any share, the Member whose name is entered in the Register of Members as the holder of the share;

“Indemnified Person”	means every Director, alternate Director, Secretary or other officer for the time being or from time to time of the Company;

“Independent Directors”	means a Director who is an independent director as defined in any Designated Stock Exchange Rules or in Rule 10A-3 under the Exchange Act, as the case may be;

“Islands”	the British Overseas Territory of the Cayman Islands;

“Law”	the Companies Act (as revised);

“Member”	has the same meaning as in the Law;

“Memorandum”	the memorandum of association of the Company as from time to time amended;

“month”	a calendar month;

“Nomination and Governance Committee”	the nomination and governance committee of the Company formed by the Board pursuant to Article 102 hereof, or any successor of the nomination and governance committee;

C-4

“officer”	includes a Director or a Secretary;

“Ordinary Resolution”

a resolution (i) of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Other Indemnitors”

means persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons involvement in the management of the Company;

“paid up”	means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Person”

any individual, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, association, organization or any other entity or governmental entity;

“Register of Members”	the register of Members required to be kept pursuant to the Law;

“Seal”	the common seal of the Company including every duplicate seal;

“SEC”	the United States Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Secretary”	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;

“share”	a share in the share capital of the Company, and includes stock (except where a distinction between shares and stock is expressed or implied) and includes a fraction of a share;

“signed”	includes an electronic signature or a representation of a signature affixed by mechanical means;

“Special Resolution”

a resolution (i) which has been passed by a majority of not less than two-thirds (or, in respect of any resolution to approve any amendments to any provisions of these Articles that relate to or have an impact upon the procedures regarding the election, appointment, removal of Directors and/or the size of the Board, by two-thirds) of such Members as, being entitled to do so, vote in person or by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“subsidiary”	a company is a subsidiary of another company if that other company:

(i)	holds a majority of the voting rights in it;

(ii)	is a member of it and has the right to appoint or remove a majority of its board of directors; or

(iii)	is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or

(iv)

is a subsidiary of a company which is itself a subsidiary of that other company. For the purpose of this definition the expression “company” includes any body corporate established in or outside of the Islands;

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“Transfer”

with respect to any Equity Securities of the Company, any sale, assignment, Lien, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including, but not limited to, transfers pursuant to divorce or legal separation, transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary, involuntarily or by operation of law, directly or indirectly (including the Transfer of a controlling interest in any entity the assets of which consist at least in part of Equity Securities). “transferor” and “transferee” have meanings corresponding to the foregoing;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Law;

“U.S. Person”	means a Director who is citizen or resident of the United States of America;

“written” and “in writing”	includes all modes of representing or reproducing words in visible form including in the form of an electronic record;

(b)

unless the context otherwise requires, words or expressions defined in the law shall have the same meanings herein but excluding any statutory modification thereof not in force when these Articles become binding on the Company;

(c)	unless the context otherwise requires:

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of person whether incorporated or not;

(d)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(e)	the headings herein are for convenience only and shall not affect the construction of these Articles;

(f)

references to statutes are, unless otherwise specified, references to statutes of the Islands and, subject to paragraph (b) above, include any statutory modification or re-enactment thereof for the time being in force; and

(g)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose.

Commencement of Business

3.	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit, notwithstanding that only some of the shares may have been allotted.

4.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

Situation of offices of the Company

5.	(a)

 The registered office of the Company shall be situated at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands, or at such other place in the Cayman Islands as the directors may at any time decide.

(b)

The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Directors may from time to time determine.

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Shares

6.	(a)

Subject to the rules of any Designated Stock Exchange and to the provisions, if any, in the Memorandum and these Articles, the Directors have general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the capital of the Company without the approval of holders of Shares (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Law. In particular and without prejudice to the generality of the foregoing, the Board is hereby empowered to authorize by resolution or resolutions from time to time and without the approval of holders of Shares the issuance of one or more classes or series of preferred Shares, to cause to be issued such preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of Shares of any class or series of preferred Shares then outstanding) to the extent permitted by Law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred Shares of any other class or series.

	(b)	The Company shall not issue shares or warrants to bearer.

(c)

Subject to the rules of any Designated Stock Exchange, the Directors have general and unconditional authority to issue warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company to such persons, on such terms and conditions, and at such times as the Directors may decide.

(d)

The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.

7.

The Company may, in so far as the Law permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the capital of the Company. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid up shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage fees as may be lawful.

8.

Except as required by law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the holder.

9.	(a)

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll;

(b)

The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

10.

The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution shall, unless otherwise agreed at the time of such contribution is made, be treated as share premium and shall be subject to the provisions of the Law and these Articles applicable to share premium.

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Share Certificates

11.

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorized by the Directors. The Directors may authorize certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles and no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled. The Company shall be authorized to issue Shares in uncertificated form.

12.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

13.

If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

Lien

14.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount in respect of it.

15.

The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16.

To give effect to a sale the Directors may authorize some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale.

17.

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

Calls on shares and Forfeiture

18.

Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by installments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing the call was passed.

20.	The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

21.

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at an annual rate of ten percent (10%) but the Directors may waive payment of the interest wholly or in part.

22.

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an installment of a call, shall be deemed to be a call, and if it is not paid when due all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

23.	Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

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24.

If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

25.

If the notice is not complied with any share in respect of which it was given may, before the payment is required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

26.

Subject to the provisions of the Law, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person, and at any time before a sale, re-allotment or other disposition, the forfeiture may be canceled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the Directors may authorize any person to execute an instrument of transfer of the share to that person.

27.

A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at an annual rate of ten percent (10%) from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28.

A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

Transfer of Shares

29.

Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House, by hand or by electronic machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

30.

The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 29, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.

31.

(1) The Board may, in its absolute discretion, and without giving any reason therefore, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which the Company has a lien.

(2) The Board may, in its absolute discretion, and without giving any reason therefore, determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Board may also, in its absolute discretion, and without giving any reason therefore, determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

32.	Without limiting the generality of Article 31, the Board may decline to recognize any instrument of transfer unless:

(a)	a fee of such maximum sum as any Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the Shares are fully paid and free of any lien;

(d)

the instrument of transfer is lodged at the registered office or such other place at which the Register of Members is kept in accordance with the accompanied by any relevant share certificate(s) and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(e)	if applicable, the instrument of transfer is duly and properly stamped.

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33.	If the Directors refuse to register a transfer of a share, they shall within one month after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

34.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange, be suspended and the Register of Members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.

35.

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

Transmission of Shares

36.

If a Member dies the survivor, or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognized by the Company as having any title to his interest; but nothing in the Articles shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.

37.

A person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member had not occurred.

38.

A person becoming entitled to a share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

Changes of Capital

39.	(a)	Subject to and in so far as permitted by the provisions of the Law, the Company may from time to time by Ordinary Resolution alter or amend the Memorandum to:

	(i)	increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

	(ii)	consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;

	(iii)	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

	(iv)	sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum; and

(v)

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

(b)

Except so far as otherwise provided by the conditions of issue, the new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

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40.

Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorize some person to execute an instrument of transfer of the shares to, or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

41.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner and with, and subject to, any incident, consent, order or other matter required by law.

Redemption and Purchase of Own Shares

42.	Subject to the provisions of the Law and these Articles, the Company may:

(a)

issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of shares, determine;

	(b)	purchase its own shares (including any redeemable shares) in such manner and on such terms as the Directors may determine and agree with the relevant Member; and

	(c)	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Law, including out of capital.

43.

The Directors may, when making a payment in respect of the redemption or purchase of shares, if so authorized by the terms of issue of the shares (or otherwise by agreement with the holder of such shares) make such payment in cash or in specie (or partly in one and partly in the other).

44.

Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefore and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register of Members with respect thereto and the share shall be cancelled.

Treasury Shares

45.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

46.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

Register of Members

47.	The Company shall maintain or cause to be maintained an overseas or local Register of Members in accordance with the Law.

48.

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

Closing Register of Members or Fixing Record Date

49.

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty (40) clear days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

50.

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose.

51.

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

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General Meetings

52.	All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

53.

An annual general meeting of the Company shall be held in each year (other than the year in which these Articles were adopted) at such time as determined by the Board and the Company may, but shall not (unless required by the Law) be obliged to, in each year hold any other general meeting. The agenda of the annual general meeting shall include the adoption of the Company’s annual accounts, the appropriation of the Company’s profits among other items included in the agenda by the Board.

54.	At these meetings the report of the Directors (if any) shall be presented and they can take place in any other the Directors may decide.

55.

The Directors may, whenever they think fit, convene an extraordinary general meeting of the Company, and they shall on a Members’ requisition in accordance with the Articles forthwith proceed to convene an extraordinary general meeting of the Company.

56.

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than two-thirds, in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company.

57.

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.

58.

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

59.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

60.	Notwithstanding any other provision of the Articles, the Members who requisition a meeting:

	a)	May propose only Ordinary Resolutions to be considered and voted upon at such meeting; and

	b)	Shall have no right to propose any resolutions with respect to the election, appointment or removal of Directors or with respect to the size of the Board of Directors.

61.	Save as set out in Articles 52 to 60, the Members have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

Notice of General Meetings

62.

At least ten (10) clear days’ notice specifying the place, the day and the hour of each general meeting and the general nature of such business to be transacted thereat shall be given in the manner hereinafter provided, or in such other manner (if any) as may be prescribed by Ordinary Resolution, to such persons as are entitled to vote or may otherwise be entitled under these Articles to receive such notices from the Company; provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

.	(a) in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

.

(b) in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95%, in par value of the Shares giving that right.

63.

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that general meeting.

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Proceedings at General Meetings

64.

No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company entitled to vote upon the business to be transacted, shall be a quorum.

65.

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

66.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

67.

The chairman of the board of Directors or in his absence some other Director nominated by the Directors shall preside as chairman of the meeting, but if neither the chairman nor such other Director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman. If no Director is willing to act as chairman, or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.

68.

The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman of the meeting shall announce at each such meeting the date and time of the opening and the closing of the polls for each matter upon which the Members will vote at such meeting.

69.	A Director shall, notwithstanding that he is not a Member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

70.

The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven (7) clear days’ notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

71.

At each meeting of the Members, all corporate actions, including the election of Directors, to be taken by vote of the Members (except as otherwise required by applicable law and except as otherwise provided in these Articles) shall be authorized by Ordinary Resolution. Where a separate vote by a class or classes or series is required, the affirmative vote of the majority of Shares of such class or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series (unless provided otherwise in the resolutions providing for the issuance of such series).

72.	At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

73.

A poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

74.	In the case of equality of votes, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

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75.

Any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the Members at an annual or extraordinary general meeting duly noticed and convened in accordance with these Articles and the Law and may not be taken by written resolution of the Members.

76.	If for so long as the Company has only one Member:

(a)

in relation to a general meeting, the sole Member or a proxy for that Member or (if the Member is a corporation) a duly authorized representative of that Member is a quorum and Article 64 is modified accordingly;

(b)	the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and

(c)	all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

Votes of Members

77.

Subject to any rights or restrictions attached to any shares, every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorized representative not being himself a Member entitled to vote, shall have one vote, and on a poll every Member and every person representing a Member by proxy shall have one vote for every share of which he is the holder.

78.

In the case of joint holders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

79.

A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by his receiver, curator bonis or other person authorized in that behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the registered office of the Company, or at such other place as is specified in accordance with the Articles for the deposit or delivery of forms of appointment of a proxy, or in any other manner specified in the Articles for the appointment of a proxy, not less than forty-eight eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

80.

No Member shall, unless the Directors otherwise determine, be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

81.

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

82.

Votes may be given either personally or by proxy. Deposit or delivery of a form of appointment of a proxy does not preclude a Member from attending and voting at the meeting or at any adjournment of it.

83.	A Member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.

84.

Subject as set out herein, an instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor save that, subject to the Law, the Directors may accept the appointment of a proxy received in an electronic communication at an address specified for such purpose, on such terms and subject to such conditions as they consider fit. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.

85.	The form of appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may:

(a)

in the case of an instrument in writing, be left at or sent by post to the registered office of the Company or such other place within the Islands as is specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

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(b)

in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

	(i)	in the notice convening the meeting; or

	(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

	(iii)	in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

be received at such address at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;

(c)

in the case of a poll taken more than forty-eight eight hours after it is demanded, be deposited or delivered as required by paragraphs (a) or (b) of this Article after the poll has been demanded and at any time before the time appointed for the taking of the poll; or

(d)

where the poll is taken immediately but is taken not more than forty-eight eight hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

and a form of appointment of proxy which is not deposited or delivered in accordance with this Article is invalid.

86.

Any corporation or other non-natural person which is a Member of the Company may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

87.

A vote or poll demanded by proxy or by the duly authorized representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of a proxy was contained in an electronic communication, at the address at which the form of appointment was received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

Number of Directors

88.

The Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time, and subject always to the rights (if any) of the holders of preferred shares (if any) to elect additional directors under specified circumstances.

89.

The Board of Directors may elect to have a chairman of the Board of Directors elected and appointed by a majority of the Directors then in office. The Directors may also elect a vice-chairman of the Board of Directors. The period for which the chairman and the vice- chairman shall hold office shall also be determined by a majority of all of the Directors then in office. The chairman of the Board of Directors shall preside as chairman at every meeting of the Board of Directors. To the extent the chairman of the Board of Directors is not present at a meeting of the Board of Directors, the vice-chairman of the Board of Directors (if any), or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. Observed Article 122 below, the chairman of the Board of Directors’ voting rights as to the matters to be decided by the Board of Directors shall be the same as other Directors.

90.

The Board may, from time to time, and except as required by applicable law or the listing rules of any Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

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Alternate Directors

91.

Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

92.

An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors, and generally to perform all the functions of his appointor as a Director in his absence.

93.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

94.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

95.

Subject to the provisions of the Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

Proxy Directors

96.	(a)

 A Director but not an alternate Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

	(b)	The provisions of Articles 82 to 87 shall mutatis mutandis apply to the appointment of proxies by Directors.

Any person appointed as a proxy pursuant to paragraph (a) above shall be the agent of the Director, and not an officer of the Company.

Powers of Directors

97.

Subject to the provisions of the Law, the Memorandum and the Articles, and to any directions given by Ordinary Resolution and the listing rules of any Designated Stock Exchange, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

98.

The Board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Delegation of Directors’ Powers

99.

Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the chief executive officer, chief technology officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

100.

The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

101.

Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee or Remuneration Committee and Nomination and Governance Committee), consisting of one or more Directors. They may also delegate to any managing Director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more Members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

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102.

The Board may establish an Audit Committee, a Compensation Committee or Remuneration Committee and a Nomination and Governance Committee and, if such committees are established, it shall adopt formal written charters for such committees and review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 101. Each of the Audit Committee, the Compensation Committee or the Remuneration Committee and the Nomination and Governance Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares are listed on a Designated Stock Exchange, the Audit Committee, the Compensation Committee or the Remuneration Committee and the Nomination and Governance Committee shall be made up of such number of Independent Directors as required from time to time by any Designated Stock Exchange Rules or otherwise required by applicable law.

Appointment, Disqualification and Removal of Directors

103.	The first directors shall be appointed in writing by the subscriber or subscribers to the Memorandum.

104.

Each Director shall hold office until the earliest to occur of (i) expiration of his term as provided in the written agreement with the Company relating to the Director's term, if any, and the election or appointment of his successor, (ii) his resignation or (iii) his removal pursuant to these Articles notwithstanding any agreement between such Director and the Company.

105.

The Company may by Ordinary Resolution appoint any person to be a Director, subject to compliance with director nomination procedures as required under Article 111, or may by Ordinary Resolution remove any Director, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

106.

The Board, by the affirmative vote of a simple majority of the Directors present and voting at a meeting of the Board of Directors, may at any time and from time to time appoint any person to be a Director to fill a vacancy arising from the resignation or removal of a former Director or as an addition to the existing Board, subject to compliance with director nomination procedures as required under Article 111.

107.	There is no age limit for Directors of the Company.

108.

No shareholding qualification shall be required for a Director. A Director who is not a Member shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company.

109.

The Board must at all times comply with the residency and citizenship requirements of U.S. securities laws applicable to foreign private issuers and shall at no time have a majority of Directors who are U.S. Persons. Notwithstanding any other provision in these Articles, no appointment or election of a U.S. Person as a Director shall be permitted if such appointment or election would have the effect of creating a majority of Directors who are U.S. Persons, and any such appointment or election shall be disregarded for all purposes.

110.	The office of a Director shall be vacated if:

(a)	he becomes prohibited by law from being a Director;

(b)	he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	he dies, or is, in the opinion of all his co-Directors, incapable by reason of mental disorder of discharging his duties as Director;

(d)	he resigned his office by notice to the Company;

(e)	he has for more than six months been absent without permission of the Directors from meetings of Directors held during that period and the Directors resolve that his office be vacated;

111.

In the event of a vacancy, a replacement Director shall be nominated by a simple majority of the remaining Directors holding office, or if a Nomination and Governance Committee has been established, by such committee, upon which the remaining Directors holding office may elect and appoint any such nominee as an interim Director pursuant to Article 105.

Remuneration of Directors

112.

The Directors shall be entitled to such remuneration as the Board may determine and, unless otherwise determined, the remuneration shall be deemed to accrue from day to day. If established, the Compensation Committee or the Remuneration Committee will assist the Board in reviewing and approving compensation decisions.

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113.

A Director who, at the request of the Directors, goes or resides outside of the Islands, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Directors may decide.

Directors’

Expenses

114.

The Directors may be paid all traveling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

Directors’

Appointments and Interests

115.

The Directors may appoint one or more of their body to the office of managing Director or to any other executive office under the Company, and the Company may enter into an agreement or arrangement with any Director for his/her employment, subject to applicable law and any listing rules of the SEC or any Designated Stock Exchange, or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate automatically if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.

116.

Subject to the Law and listing rules of any Designated Stock Exchange, if he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:

(a)	may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b)

may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c)

shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

117.	For the purposes of the preceding Article:

(a)

a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

118.

A Director must disclose any material interest pursuant to the Articles, and such Director may not vote at any meeting of Directors or of a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty. The Director shall be counted in the quorum present at a meeting when any such resolution is under consideration and such resolution may be passed by a majority of the disinterested Directors present at the meeting even if such disinterested Directors together constitute less than a quorum.

119.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of any Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

Directors’ Gratuities and Pensions

120.

The Directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

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Proceedings of Directors

121.

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be equal to a majority of the Directors then holding office if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

122.

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they determine is appropriate. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

123.

Meetings of the Directors shall be held at least once every calendar quarter and shall take place either in China or in the United States or elsewhere previously agreed among the Directors. A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.

124.

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointer and in his capacity as a Director) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

125.

A Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least five (5) clear days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

126.

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

127.

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within thirty minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

128.

All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

129.

A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Company immediately after the conclusion of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

Secretary and other officers

130.

The Directors may by resolution appoint a Secretary and may by resolution also appoint such other officers as may from time to time be required upon such terms as the duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. The Directors may by resolution remove any Secretary or other officer appointed pursuant to this Article.

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Minutes

131.	The Directors shall cause minutes to be made in books kept for the purposes of recording:

(a)	all appointments of officers made by the Directors; and

(b)

all resolutions and proceedings of meetings of the Company, of the holders of any class of shares in the Company, and of the Directors, and of committees of Directors, including the names of the Directors present at each such meeting.

Seal

132.	(a)

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorized by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed, and unless otherwise so determined every such instrument shall be signed by a Director and by the Secretary or by a second Director.

(b)

The Company may have for use in any place or places outside the Islands a duplicate Seal or Seals, each of which shall be a reproduction of the Seal of the Company and, if the Directors so determine, shall have added on its face the name of every place where it is to be used.

(c)

The Directors may by resolution determine (i) that any signature required by this Article need not be manual, but may be affixed by some other method or system of reproduction or mechanical or electronic signature and/or; (ii) that any document may bear a printed reproduction of the Seal in lieu of affixing the Seal thereto.

(d)

No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of the delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same or affixed the Seal thereto, as the case may be, for and on behalf of the Company shall have ceased to hold such office and authority on behalf of the Company.

Dividends

133.

Subject to the provisions of the Law, the Company may by Ordinary Resolution declare dividends (including interim dividends) in accordance with the respective rights of the Members, but no dividend shall exceed the amount recommended by the Directors.

134.

Subject to the provisions of the Law, the Directors may declare dividends in accordance with the respective rights of the Members and authorize payment of the same out of the funds of the Company lawfully available therefore. If at any time the share capital is divided into different classes of shares the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non- preferred rights.

135.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares in the capital of the Company) as the Directors may from time to time think fit.

136.

Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of shares a Member holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

137.	The Directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share.

138.

Any Ordinary Resolution, or Directors’ resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to such distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.

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139.

Any dividend or other moneys payable on or in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the Register of Members or to such person and to such address as the person or persons entitled may in writing direct. Subject to any applicable law or regulations, every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

140.	No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

141.	Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.

Accounting Records and Audit

142.

The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors. The books of account shall be kept at the registered office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

143.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law, listing rules of any Designated Stock Exchange, or authorized by the Directors or by Ordinary Resolution.

144.

Subject to Article 143, a printed copy of the Directors’ report, accompanied by the consolidated statements of financial position, profit or loss, comprehensive income (loss), cash flows and changes in members’ equity, including every document required by the Law to be annexed thereto, made up to the end of the applicable financial year, shall be sent to each person entitled thereto at least ten (10) days before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 53 provided that this Article 144 shall not require a copy of those documents to be sent to any person whose address the Company is not aware or to more than one of the joint holders of any shares.

145.

The requirement to send to a person referred to in Article 144 the documents referred to in that Article shall be deemed satisfied where, in accordance with all applicable laws, rules and regulations, including, without limitation, the rules of any Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 144 on the Company’s Web-sites, transmits it to SEC’s website or in any other permitted manner (including by sending any other form of electronic communication), and that person has agreed or is deemed by the Company to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.

146.

Respected Article 147 below, subject to the applicable law and rules of any Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

147.

The Audit Committee (or in the absence of such an Audit Committee, the Board) shall appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Audit Committee (or the Board, as applicable) and shall fix his or their remuneration.

148.

Every auditor of the Company shall have a right of access at all times to the books and accounts of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

Capitalization of Profits

149.	The Directors may:

(a)

subject as provided in this Article, resolve to capitalize any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve;

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(b)

appropriate the sum resolved to be capitalized to the Members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those Members, or as they may direct, in those proportions, or partly in one way and partly in the other;

(c)

resolve that any shares so allotted to any Member in respect of a holding by him of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;

(d)

make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and

(e)

authorize any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such Members.

Share Premium Account

150.

The Directors shall in accordance with Section 34 of the Law establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed as described in Article 10.

151.	There shall be debited to any share premium account:

(a)

on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital; and

(b)	any other amounts paid out of any share premium account as permitted by Section 34 of the Law.

Notices

152.

Except as otherwise provided in these Articles, and subject to the rules of any Designated Stock Exchanges, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by advertisement in appropriate newspapers in accordance with the requirements of any Designated Stock Exchange, or by facsimile or by placing it on the Company’s Website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

153.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

154.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e)	placing it on the Company’s Website, shall be deemed to have been served one (1) hour after the notice or document is placed on the Company’s Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

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155.

A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.

156.

Any notice or document delivered or sent by post to or left at the registered address of any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

157.	Notice of every general meeting of the Company shall be given to:

(a)	all Members holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or email address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

Winding Up

158.

If the Company is wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide among the Members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.

159.

If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Indemnity

160.	(a)

 Every Indemnified Person for the time being and from time to time of the Company and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere. Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto. However, the Company will not indemnify its directors, officers, or persons controlling it for liabilities arising under the Securities Act, because it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

(b)

No such Indemnified Person of the Company and the personal representatives of the same shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of his having joined in any receipt for money not received by him personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Person’s part, unless he has acted dishonestly, with willful default or through fraud.

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(c)

he Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 161 hereof) the Other Indemnitors. The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person), without regard to any rights an Indemnified Person may have against the Other Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 161 hereof shall be an Other Indemnitor.

161.

The Directors may exercise all the power of the Company to purchase and maintain insurance for the benefit of a Person who is or was (whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Article 160 or under applicable law):

(a)

a Director, alternate Director, Secretary or auditor of the Company or of a company which is or was a subsidiary undertaking of the Company or in which the Company has or had an interest (whether direct or indirect); or

(b)	the trustee of a retirement benefits scheme or other trust in which a person referred to in the preceding paragraph is or has been interested,

indemnifying him against any liability which may lawfully be insured against by the Company.

Financial Year

162.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st of December in each year.

Amendment of Memorandum and Articles

163.	(a)	Subject to the Law, the Company may by Special Resolution change its name or change the provisions of the Memorandum with respect to its objects, powers or any other matter specified therein.

	(b)	Subject to the Law and as provided in these Articles, the Company may at any time and from time to time by Special Resolution, alter or amend these Articles in whole or in part.

Transfer by way of Continuation

164.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Information

165.

No Member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public.

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ANNEX D

CHINA LIBERAL EDUCATION HOLDINGS LIMITED

2023 SHARE INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company’s business.

2. Definitions. The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supersede the definition contained in this Section 2.

(a) “Administrator” shall refer to the Board or the Committee, as applicable. The Administrator may delegate its duties and powers under this 2023 Share Incentive Plan in whole or in part to a person or a board committee designated by it. Committee shall mean a compensation committee of the Board or another board committee designated by the Board to administer this 2023 Share Incentive Plan.

(b) “Affiliate” means (a) with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person; and (b) in the case of an individual, shall include his/her parents, spouse, children (and their spouses, if any), siblings (and their spouses, if any), and other immediate family members, or any Person Controlled by any of the aforesaid individuals.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable laws, regulations, rules, federal securities laws, state corporate and securities laws, the rules of any applicable stock exchange or national market system, the U.S. Code, and the laws, regulations, orders or rules of any jurisdiction applicable to the Awards granted to residents therein or the Grantees receiving such Awards.

(d) “Award” means, individually or collectively, the grant of an Option, SAR, Dividend Equivalent Right, Restricted Share, Restricted Share Unit or other right or benefit under the Plan.

(e) “Award Agreement” means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, in the determination of the Administrator, the Grantee’s: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity (economical or reputational), (ii) commitment in an act of theft, embezzlement, fraud, or a breach of trust, (iii) breach of a fiduciary duty, or commission of a crime (other than minor traffic violations or similar offenses), (iv) material violation of any Applicable Laws or securities laws, (v) any intentional act in a manner detrimental to the reputation, business operation, assets, or market image of the Company or any Related Entity, (vi) negligence in performing, or refusal to perform, any major duties to the Company or a Related Entity, or material violation of any code of conduct, rules, regulations, or policies of the Company or a Related Entity, or (vii) any intentional misconduct or any breach of any labor contract (employment agreement), non-disclosure obligation, non-competition obligation, non-solicitation obligation or other agreement between the Grantee and the Company or a Related Entity.

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(h) “Company” means China Liberal Education Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands.

(i) “Consultant” means any person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as an Employee or Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

(j) “Continuous Service” means that the provision of services to the Company or a Related Entity in any capacity of an Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee’s Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement); provided that, in case any approved leave of absence is of a period longer than thirty (30) days or a longer period set forth under the Award Agreement (the “Long Leave”), the Administrator may at its sole discretion determined that the vesting schedule with respect to the Award granted to such Employee, Director or Consultant shall suspend during such Long Leave and resume upon the termination of the Long Leave, and shall be expended by the length of the suspension. An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave.

(k) “Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person.

(l) “Director” means a member of the Board or the board of directors of any Related Entity.

(m) “Disability” means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

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(n) “Dividend Equivalent Right” means a right entitling the Grantee to compensation measured by dividends paid with respect to Ordinary Shares.

(o) “Employee” means any person, including a Director, who is in the employment of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a Director’s fee to a Director or consulting fee to a Consultant by the Company or a Related Entity shall not be sufficient to constitute “employment” by the Company or the Related Entity.

(p) “Fair Market Value” means, with respect to any property (including, without limitation, any Shares or other securities) the fair market value of such property determined by such methods or procedures as shall be established from time to time by the Administrator.

(q) “Grantee” means an Employee, Director or Consultant who receives an Award under the Plan.

(r) “Incentive Share Option” shall mean a share option granted pursuant to the Plan that by its terms qualifies and is otherwise intended to qualify as an incentive share option within the meaning of Section 422 of the U.S. Code.

(s) “M&A” means the currently effective memorandum and articles of association of the Company, as amended from time to time.

(t) “Ordinary Share” means the Company’s ordinary shares of a par value of US$0.001 each.

(u) “Option” means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

(v) “Parent” means any company (other than the Company) in an unbroken chain of companies ending with the Company, if each of the companies (other than the Company) owns or Controls stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain. A company that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(w) “Person” means any individual, corporation, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, enterprise, institution, public benefit corporation, entity or governmental or regulatory authority or other entity of any kind or nature.

(x) “Plan” means this 2023 Share Incentive Plan.

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(y) “Related Entity” means any Parent or Subsidiary or Affiliate of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary or an Affiliate of the Company holds a substantial ownership interest, directly or indirectly.

(z) “Restricted Share” means a Share issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

(aa) “Restricted Share Units” means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

(bb) “SAR” means a share appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Ordinary Shares.

(cc) “Share” means an Ordinary Share of the Company.

(dd) “Spin-off Transaction” means a distribution by the Company to its shareholders of all or any portion of the securities of any Subsidiary of the Company.

(ee) “Subsidiary” means with respect to a specific entity, (i) any entity (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than a fifty percent (50%) interests in whose profits or capital, are owned or Controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity; (ii) any entity whose assets, or portions thereof, are consolidated with the net earnings of the subject entity and are recorded on the books of the subject entity for financial reporting purposes in accordance with U.S. GAAP; or (iii) any entity with respect to which the subject entity has the power to otherwise direct the business and policies of that entity directly or indirectly through another Subsidiary.

(ff) “U.S. Code” means the U.S. Internal Revenue Code of 1986, as amended.

3. Shares Subject to the Plan.

(a) The maximum aggregate number of Shares that may be issued under the Plan is initially 4,500,000 Shares underlying the Awards. The Shares to be issued pursuant to the Awards under this Plan shall be authorized, but unissued, or reacquired Ordinary Shares.

(b) The number of Shares available for issuance under the Plan shall automatically increase on the first trading day in January each calendar year following the Effective Date (as defined below) and during the term of the Plan, by an amount equal to 5.0% of the total number of Shares outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of Shares as determined by the Board.

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(c) Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited or repurchased by the Company, such Shares shall become available for future grant under the Plan. To the extent not prohibited by the Applicable Law and the listing requirements of the applicable stock exchange or national market system on which the Ordinary Shares are traded, any Shares covered by an Award which are surrendered (i) in payment of the Award exercise or purchase price or (ii) in satisfaction of tax withholding obligations incident to the exercise of an Award shall be deemed not to have been issued for purposes of determining the maximum number of Shares which may be issued pursuant to all Awards under the Plan, unless otherwise determined by the Administrator.

(d) If the Company, at any time during the term of the Plan, (i) pays a share dividend or otherwise makes a distribution or distributions on its Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares, (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of Ordinary Shares any shares of share capital of the Company, then in each case (x) the maximum aggregate number of Shares that may be issued under the Plan and the Shares underlying any Awards then outstanding shall be multiplied by a fraction of which the denominator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the numerator shall be the number of Ordinary Shares outstanding immediately after such event, and (y) the exercise price of any Awards then outstanding shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event.

4. Administration of the Plan.

(a) Plan Administrator.

(i) Administration. The Plan shall be administered by the Administrator.

(ii) Administration Errors. In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws and approved by the Administrator.

(b) Powers of the Administrator. Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

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(ii) to determine whether and to what extent Awards are granted hereunder;

(iii) to determine the type and the number of Awards to be granted, the number of Shares and the amount of consideration to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan, to amend terms of the Award Agreements;

(v) to determine or alter the terms and conditions of any Award granted hereunder (including without limitation the vesting schedule and exercise price set forth in the Notice of Share Option Award and the Award Agreements);

(vi) to amend the terms of any outstanding Award granted under the Plan, provided that any amendment that would adversely affect the Grantee’s rights under an outstanding Award in material aspects shall not be made without the Grantee’s written consent;

(vii) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(viii) to establish, prescribe, amend and rescind rules and terms of or relating to the Plan, including rules and terms relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws;

(ix) to determine the Fair Market Value;

(x) to execute on behalf of the Company any instrument required to effect the grant of an Award;

(xi) to require a Grantee to provide representation or evidence that any currency used to pay the exercise price of any Award was legally acquired and taken out of the jurisdiction in which the Grantee resides in accordance with the Applicable Laws;

(xii) to correct any defect, omission or inconsistency in the Plan or any Award Agreement; and

(xiii) to take such other action, not inconsistent with the terms of the Plan and the Applicable Laws, as the Administrator deems appropriate.

(c) Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or Employees of the Company or a Related Entity, members of the Board and any Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by Applicable Laws and in the manner approved by the Administrator, on an after-tax basis, against all reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such Person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such Person shall offer to the Company, in writing, the opportunity at the Company’s expense to defend the same.

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5. Eligibility. Awards may be granted to Employees, Directors and Consultants. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards.

6. Terms and Conditions of Awards.

(a) Types of Awards. The Administrator is authorized under the Plan to grant an Award to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR or similar right with a fixed or variable price which may be related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Shares, Restricted Share Units, Dividend Equivalent Rights or other types of awards approved by the Administrator, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

(b) Designation of Award. Each Award shall be designated in the Award Agreement.

(c) Conditions of Award. Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria, while the identities of Grantees and the number of Shares to be covered by such Award shall be determined by the Administrator. Each Award shall be subject to the terms of an Award Agreement approved by the Administrator. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added and (xvii) market share. The performance criteria may be applicable to the Company, Related Entities and/or any individual business units of the Company or any Related Entity. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

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(d) Acquisitions and Other Transactions. The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, share purchase, asset purchase or other form of transaction.

(e) Deferral of Award Payment. The Administrator may establish one or more programs under the Plan to permit Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award (other than an Award held by a U.S. taxpayer), satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

(f) Separate Programs. The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

(g) Early Exercise. The Award Agreement may, but need not, include a provision whereby the Grantee may elect at any time while an Employee, Director or Consultant to exercise any part or all of the Award prior to full vesting of the Award, subject to compliance with the Applicable Laws and approval by the Administrator. Any unvested Shares received pursuant to such exercise may be subject to a repurchase right in favor of the Company or a Related Entity or to any other restriction the Administrator determines to be appropriate. If the Grantee who Early Exercises the Option is a U.S. taxpayer, the Administrator may require the Grantee to make an election under Section 83(b) of the United States Internal Revenue Code of 1986, as amended (the “Section 83(b) Election”) within 30 days following the date of Early Exercise, and the Grantee shall provide to the Company a copy of the timely filed Section 83(b) Election.

(h) Term of Award. The term of each Award shall be the term stated in the Award Agreement and should not last longer than the term of the Plan. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

(i) Transferability of Awards. Subject to the Applicable Laws, Awards shall be transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the Grantee, only to the extent and in the manner approved by the Administrator. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee’s Award in the event of the Grantee’s death on a beneficiary designation form provided by the Administrator.

(j) Time of Granting Awards. The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

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7. Award Exercise or Purchase Price, Consideration and Taxes.

(a) Exercise or Purchase Price. The exercise or purchase price, if any, for an Award shall be determined by the Administrator.

Notwithstanding the foregoing provisions of this Section 7(a), in the case of an Award issued pursuant to Section 6(d), above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

(b) Consideration. Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator. In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(i) cash;

(ii) check;

(iii) to the extent permitted by the Administrator, surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised;

(iv) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(v) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

(c) Taxes. No Shares shall be delivered under the Plan to any Grantee or other Person until such Grantee or other Person has made arrangements acceptable to the Administrator for the satisfaction of any income and employment tax withholding obligations under any Applicable Laws. The Grantee shall be responsible for all taxes associated with the receipt, vest, exercise, transfer and disposal of the Awards and the Shares. Upon exercise of an Award, the Company and/or the Related Entity which is an employer of the Grantee shall have the right to withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

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8. Exercise of Award.

(a) Procedure for Exercise; Rights as a Shareholder.

(i) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(ii) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the Person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7(b)(iv).

(b) No Exercise in Violation of Applicable Law.

Notwithstanding the foregoing, regardless of whether an Award has otherwise become exercisable, the Award shall not be exercised if the Administrator (in its sole discretion) determines that an exercise would violate any Applicable Laws. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws.

9. Conditions Upon Issuance of Shares.

(a) Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, the M&A and the relevant Award Agreement, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) As a condition to the exercise of an Award, the Company may require the Person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

(c) As a condition to the exercise of an Award, the Grantee shall grant a power of attorney to the Administrator or any Person designated by the Administrator to exercise the voting rights with respect to the Shares and the Company may require the Person exercising such Award to acknowledge and agree to be bound by the provisions of the then effective M&A and other documents of the Company in relation to the Shares (if any), as if the Grantee is a holder of Ordinary Shares thereunder.

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10. Adjustments Upon Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any fiscal year of the Company, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, share dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Ordinary Shares including a corporate merger, consolidation, acquisition of property or equity, separation (including a spin-off or other distribution of shares or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award. In the event of a Spin-off Transaction, the Administrator may in its discretion make such adjustments and take such other action as it deems appropriate with respect to outstanding Awards under the Plan, including but not limited to: (i) adjustments to the number and kind of Shares, the exercise or purchase price per Share and the vesting periods of outstanding Awards, (ii) prohibit the exercise of Awards during certain periods of time prior to the consummation of the Spin-off Transaction, or (iii) the substitution, exchange or grant of Awards to purchase securities of the Subsidiary; provided that the Administrator shall not be obligated to make any such adjustments or take any such action hereunder.

11. Effective Date and Term of Plan. The Plan shall become effective upon the approval by the shareholders of the Company (the “Effective Date”) and shall continue in effect for a term of ten (10) years, unless sooner terminated under Section 12 below. No Award shall be granted under this Plan after the tenth anniversary of the Effective Date. However, unless otherwise expressly provided in this Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend this Plan, shall extend beyond such date.

12. Amendment, Suspension or Termination of the Plan.

(a) The Board may at any time amend (including extend the term of the Plan), suspend or terminate the Plan; provided, however, that no such amendment, suspension or termination shall be made without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws or if such amendment would change any of the provisions of this Section 12(a).

(b) No Award may be granted during any suspension of the Plan or after termination of the Plan.

(c) Unless otherwise determined by the Administrator in good faith, the suspension or termination of the Plan shall not materially adversely affect any rights under Awards already granted to a Grantee.

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13. Reservation of Shares.

(a) The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

14. No Effect on Terms of Employment/Consulting Relationship. The Plan shall not confer upon any Grantee any right with respect to the Grantee’s Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee’s Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee’s Continuous Service has been terminated for Cause for the purposes of this Plan.

15. No Effect on Retirement and Other Benefit Plans. Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a “Retirement Plan” or “Welfare Plan” under the Employee Retirement Income Security Act of 1974, as amended.

16. Vesting Schedule. The Awards to be issued to any Grantee under the Plan shall be subject to the vesting schedule as specified in the Award Agreement of such Grantee. The Administrator shall have the right to adjust the vesting schedule of the Awards granted to any Grantees.

17. Unfunded Obligation. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee’s creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

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18. Holding Company, Trustee, etc. Notwithstanding anything to the contrary in this Plan, any Award Agreement, any notice of award or the terms on which any Award is granted or vested, any underlying Share of the Awards may, at the Administrator’s own discretion, be held by one or more holding companies or trustees or other nominees (collectively, the “Trustees”) as designated by the Administrator for the Grantees, and the Plan may be implemented and administrated by the Administrator through the Trustees.

19. Entire Plan. This Plan, the individual Award Agreements and notices of issuance of the Awards, together with all the exhibits hereto and thereto, constitute and contain the entire stock incentive plan and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, memorandum, duties or obligations between the parties respecting the subject matter hereof.

20. Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

21. Non‑Uniform Treatment. The Administrator’s determinations under the Plan need not be uniform and may be made by it selectively among the Grantees. Without limiting the generality of the foregoing, the Administrator will be entitled to make non‑uniform and selective determinations, amendments and adjustments and to enter into non‑uniform and selective Award Agreements.

22. No Fractional Shares. No fractional Shares will be issued or delivered pursuant to the Plan. Except as otherwise provided in the Plan or applicable Award Agreement, the Administrator will determine whether cash, additional Awards or other securities or property will be issued or paid in lieu of fractional Shares or whether any fractional Shares should be rounded, forfeited or otherwise eliminated.

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